FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2008

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s information below is furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

USE OF TERMS AND CONVENTIONS

Unless otherwise specified or the context requires otherwise herein:

●	references to “Sappi”, “Group”, “we”, “us” and “our” are to Sappi Limited together with its subsidiaries excluding, unless otherwise indicated, the Acquired Business (as defined below);

●
references to the “Acquired Business” are to the coated graphic paper business and certain related uncoated graphic paper business activities of M-real Corporation to be acquired by us pursuant to the Acquisition Agreement;

●
references to the “Acquisition Agreement” are to the Master Business and Share Sale and Purchase Agreement dated September 29, 2008, among M-real Corporation, Sappi, and their respective subsidiaries named therein;

●	references to the “Proposed Acquisition” are to the acquisition of the Acquired Business pursuant to the Acquisition Agreement;

●	references to “pro forma” or “pro forma basis” refer to financial or other data which is presented on a pro forma basis after giving effect to the Proposed Acquisition and any related financing;

●	references to our “annual financial statements” or our “audited financial statements” are to our annual financial statements contained in our annual report on Form 20-F for fiscal 2007;

●
references to our “interim financial statements” are to our interim financial statements for the nine months and the quarter ended June 2008 contained in our current report on Form 6-K dated August 1, 2008;

●	references to “IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”);

●	references to “southern Africa” are to the Republic of South Africa, the Kingdom of Swaziland, the Kingdom of Lesotho, the Republic of Namibia and the Republic of Botswana;

●	references to “North America” are to the United States, Canada and the Caribbean;

●	references to “Latin America” are to the countries located on the continent of South America and Mexico;

●	references to “Rand”, “ZAR”, “R”, “SA cents” are to South African Rands and cents, the currency of South Africa;

●	references to “US dollar(s)”, “dollar(s)”, “US$”, “$” and “US cents” are to United States dollars and cents, the currency of the United States;

●	references to “euro”, “EUR” and “€” are to the currency of the European Union;

●	references to “UK pounds sterling”, “GBP” and “£” are to United Kingdom pounds sterling, the currency of the United Kingdom;

●	references to “m2” are to square meters and references to “hectares” or “ha” are to a land area of 10,000 square meters or approximately 2.47 acres;

●	references to “tonnes” are to metric tonnes (approximately 2,204.6 pounds or 1.1 short tons);

●	references to “market share” are, unless otherwise specified, based upon production capacity in a particular market, as compared to the capacity of competitors in that market;

●	references to “NBSK” are to northern bleached softwood kraft pulp, frequently used as a pricing benchmark for pulp;

●	references to “groundwood” or to “mechanical” are to pulp manufactured using a mechanical process, or where applicable to paper, made using a high proportion of such pulp;

●	references to “woodfree paper” are to paper made from chemical pulp, which is pulp made from wood fiber that has been produced in a chemical process;

●	references to “PM” are to individual paper machines; and

●	references to “SARB” are to the South African Reserve Bank.

Except as otherwise indicated, in this document the amounts of “capacity” or “production capacity” of facilities or machines are based upon our best estimates of production capacity at the date hereof. Actual production by machines may differ from production capacity as a result of products produced, variations in product mix and other factors.

Certain market share information and other statements presented herein regarding our position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties, but reflect our best estimates. We have based these estimates upon information obtained from our customers, trade and business organizations and associations and other contacts in our industries.

Unless otherwise provided herein, trademarks identified by ® are registered trademarks of Sappi Limited or its subsidiaries.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, statements contained herein may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

●
the risk that the Acquired Business will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; that expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame; that revenues following the acquisition may be lower than expected; or that any anticipated benefits from the consolidation of the European paper business may not be achieved;

●	the highly cyclical nature of the pulp and paper industry;

●	pulp and paper production, production capacity, input costs (including raw materials, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa;

●	any major disruption in production at our key facilities;

●	changes in environmental, tax and other laws and regulations;

●	adverse changes in the markets for our products;

●	any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies;

●	consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

●	adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems; and

●
the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions.

For further discussion on these factors, see “Risk Factors” and note 31 to our Group annual financial statements for the year ended September 2007. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. We undertake no obligation to update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

ACCOUNTING PERIODS AND PRINCIPLES; PRESENTATION OF INFORMATION

On September 29, 2008, we entered into an agreement with M-real (which is subject to the satisfaction or, where permitted, waiver of certain conditions precedent as further described herein) to acquire the Acquired Business.

With regard to Sappi, unless otherwise specified, all references herein to a “fiscal year” and “year ended” of Sappi Limited refer to a twelve-month financial period. All references herein to fiscal 2007, fiscal 2006 and fiscal 2005, or the years ended September 2007, 2006 or 2005, refer to Sappi Limited’s twelve-month financial periods ended on September 30, 2007, October 1, 2006 and October 2, 2005, respectively. References to the nine months ended June 2008 and 2007 refer to the periods from October 1, 2007 to June 29, 2008 and October 2, 2006 ended July 1, 2007, respectively. References herein to fiscal 2008 refer to the period beginning October 1, 2007 and ending September 28, 2008 and references to fiscal 2009 refer to the period beginning September 29, 2008 and ending September 27, 2009. References to June 2008, September 2008, June 2007, September 2006 and September 2005 represent amounts as at, respectively, June 29, 2008, September 30, 2007, July 1, 2007, October 1, 2006 and October 2, 2005.

Our consolidated annual financial statements have been prepared in conformity with IFRS, which differs in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”). Note 35 to our consolidated annual financial statements includes a reconciliation to US GAAP. As permitted by SEC Release No. 33-8879—Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to US GAAP, our financial information for the nine months ended June 2008 and 2007 was prepared in conformity with IFRS and omitted a reconciliation to US GAAP. Likewise, when filed with the SEC, our fiscal 2008 financial statements will be prepared in accordance with IFRS, without reconciliation to US GAAP (comparative financial information for fiscal 2007 and fiscal 2006 presented in our fiscal 2008 financial statements will also omit the reconciliations to US GAAP that were included in our fiscal 2007 and fiscal 2006 financial statements when such statements were originally prepared and filed).

The financial data presented herein with respect to the Acquired Business has been prepared on a “carve-out” basis from the consolidated financial statements of M-real using the historical results of operations, assets and liabilities attributable to the Acquired Business, and include allocations of expenses and assets from M-real. The financial statements for the Acquired Business have been prepared on an annual basis for the years ended December 31, 2007, 2006 and 2005 and on an interim basis for the six months ended June 30, 2008 and 2007 and the three months ended December 31, 2007 and 2006. With regard to the Acquired Business, all references herein to the years ended December 2007, 2006 and 2005 refer to the 12 month periods ended December 31, 2007, 2006 and 2005, respectively. All references herein to the six months ended June 2008 and 2007 refer to the periods ended June 30, 2008 and 2007, respectively. All references herein to the three months ended December 2007 and 2006 refer to the periods ended December 31, 2007 and 2006, respectively. The financial data for the Acquired Business as of and for the nine months ended June 2008 was combined from financial data for the Acquired Business for the three months ended December 2007 and the six months ended June 2008. The financial statements for the Acquired Business have been prepared in conformity with IFRS.

The unaudited condensed combined pro forma financial information presented herein has been derived from our consolidated historical financial statements and the combined financial statements of the Acquired Business.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

We publish our Group annual financial statements and all financial data presented herein in US dollars on a nominal (non-inflation adjusted) basis. For information regarding the conversion to US dollars in fiscal 2007, 2006 and 2005, see note 2 to our annual financial statements for fiscal 2007.

The pro forma combined financial information herein is presented in US dollars on a nominal (non-inflation adjusted) basis.

For purposes of the preparation of the pro forma combined financial information

●
the income statement data and cash flow data for the Acquired Business has been converted from euros to US dollars using the average exchange rate (i) for the year ended December 2007 of EUR1 = US$1.3755, (ii) for the six months ended June 2008 of EUR1 = US$1.5315, and (iii) for the three months ended December 2007 of EUR1 = US$1.4556; and

●
the balance sheet data for the Acquired Business has been converted from euros to US dollars using (i) our June 2008 closing rate of EUR1 = US$1.5795 for data as of June 2008 and (ii) our December 2007 closing rate of EUR1 = US$1.4717 for data as of December 2007.

RISK FACTORS

Risks Related to Our Industry

We operate in a cyclical industry, which has in the past resulted in substantial fluctuations in our results.

The markets for our pulp and paper products are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result of periodic supply/demand imbalances in the pulp and paper industry, these markets historically have been highly cyclical, with volatile pulp and paper prices. In addition, recent turmoil in the capital and credit markets has led to decreased availability of credit, which may have an adverse effect on the world economy and consequently adversely affect the markets for our products. The timing and magnitude of price increases or decreases in the pulp and paper market have generally varied by region and by type of pulp and paper.

Despite a relatively high level of pulp integration on a Group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices sufficiently to offset the effects of increased costs. Other input cost increases including energy and chemicals may affect our operations if we are unable to raise paper prices sufficiently.

The majority of our fine paper sales consist of sales to merchants. However, the pricing of products for merchant sales can generally be changed between 30 to 90 days’ advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for approximately 5% of our sales during the nine months ended June 2008.

Most of our chemical cellulose sales contracts are multi-year contracts. However, the pricing is generally based on a formula linked to the NBSK price and reset on a quarterly basis.

As a result of the short-term duration of paper and chemical cellulose pricing arrangements, we are subject to cyclical decreases in market prices for these products. A downturn in paper or chemical cellulose prices could have a material adverse effect on our sales or results of operations.

The markets for pulp and paper products are highly competitive, and many of our competitors have advantages that may adversely affect our ability to compete with them.

We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills. We cannot assure you that each of our mills will be competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including a decrease in import duties in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result in our being unable to increase selling prices of our products sufficiently or in time to offset the effects of increased costs without losing market share.

The cost of complying with environmental regulation may be significant to our business.

Our operations are subject to a wide range of environmental requirements in the various jurisdictions in which we operate. Although we strive to ensure that our facilities comply with all applicable environmental laws, we have in the past been and may in the future be subject to governmental enforcement action for failure to comply with environmental requirements. We expect to continue to incur significant expenditures and may face operational constraints to maintain compliance with applicable environmental laws, to upgrade equipment at our mills and to meet new regulatory requirements, including those in the United States, South Africa and Europe. Impacts from historical operations, including the land disposal of waste materials, may require further investigation and cleanup. In addition, we could become subject to environmental liabilities resulting from personal injury, property damage or natural resources damage. Expenditures to comply with future environmental requirements and the cost related to any potential environmental liabilities and claims could have a material adverse effect on our business and financial condition.

For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters”.

The availability and cost of insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in our paying higher premiums and periodically being unable to maintain the levels or types of insurance carried.

Although the insurance market has been stable for the last three to four years, it remains cyclical and catastrophic events can change the state of the insurance market, leading to sudden and unexpected increases in premiums and deductibles and unavailability of coverage due to reasons totally unconnected with our business. In addition, recent turmoil and volatility in the global financial markets may adversely affect the insurance market.

Although we have successfully negotiated the renewal of our 2008 insurance cover, and expect to renew our 2009 cover, at rates similar to those of 2007 and self-insured deductibles for any one property damage occurrence have remained at $25 million, with an unchanged aggregate limit of $40 million, we are unable to predict whether past or future events will result in less favorable terms. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value; however, we believe that the loss limit cover of $1 billion should be adequate for what we have determined as the reasonably foreseeable loss for any single claim.

While we believe our insurance programs provide adequate coverage for reasonably foreseeable losses, we continue working on improved risk management to lower the risk of incurring losses from uncontrolled incidents. We are unable to assure you that actual losses will not exceed our insurance coverage or that such excess will not be material.

New technologies or changes in consumer preferences may affect our ability to compete successfully.

We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. These technologies or processes could have an impact on production methods or on product quality in these fields. Unexpected rapid changes in employed technologies or the development of novel processes that affect our operations and product range could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in assessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Any such development could materially and adversely impact our revenues or net profits or both.

Consumer preferences may change as a result of the availability of alternative products or of services such as electronic media or the internet, which could negatively impact consumption of our products.

Risks Related to Our Business

Our indebtedness may impair our financial and operating flexibility.

Our level of indebtedness and the terms of our indebtedness could negatively impact our business and liquidity. On a pro forma basis as of June 2008, our interest bearing debt (long-term and short-term interest bearing debt plus overdraft, less cash on hand) was US$3,086 million. While reduction of our indebtedness is one of our priorities, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

The level of our debt has important consequences, including:

●	our ability to obtain additional financing may be limited, which could limit, among other things, our ability to exploit growth opportunities;

●	a substantial portion of our cash flow from operations may be required to make debt service payments;

●	we are exposed to increases in interest rates because a portion of our debt bears interest at variable rates;

●	we may be more leveraged than certain of our competitors;

●	we may be more vulnerable to economic downturns and adverse changes in our business;

●	our ability to withstand competitive pressure may be more limited; and

●	certain of our financing arrangements contain covenants and conditions that may restrict the activities of certain Group companies.

During fiscal 2009, we have approximately US$827 million of renewable facilities that mature. We expect to be able to continue to refinance these rolling facilities under our existing longer-term funding arrangements and bilateral banking facilities. Other than rolling facilities, the first significant scheduled debt repayment is a €400 million facility maturing in December 2010. We will seek to refinance such indebtedness when it becomes due through the issuance of new debt in the global capital markets.

Our ability to refinance our debt, incur additional debt, the terms of our existing and additional debt and our liquidity could be affected by a number of adverse developments. In the third quarter of fiscal 2007, the global debt markets were subject to significant pressure triggered by the collapse of the sub-prime mortgage market in the U.S. This liquidity crunch has continued through and worsened in calendar 2008, leading to unprecedented volatility in the financial markets, an acute contraction in the availability of credit, including in interbank lending, and the failure of a number of leading financial institutions. Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, could result in worsening general economic conditions. As a result, certain government bodies and central banks worldwide have undertaken unprecedented intervention programs, the effects of which remain uncertain. In addition, since 2006 the Group’s credit ratings have been downgraded to sub-investment grade by Standard & Poor’s (S&P) and Moody’s. These adverse developments in the credit markets and in our credit rating, as well as other future adverse developments, such as further deterioration in the financial markets and a worsening of general economic conditions, may negatively impact our ability to issue additional debt as well as the amount and terms of the debt we are able to issue. Our liquidity will be adversely affected if we must repay all or a portion of our maturing debt from available cash or through use of our existing liquidity facilities. In addition, our results of operations will be adversely impacted to the extent the terms of the debt we are able to issue are less favorable than the terms of the debt being refinanced. It is also possible that we will need to agree to covenants that place additional restrictions on our business.

We are subject to South African exchange controls, which may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries and can restrict activities of our subsidiaries. We may also incur tax costs in connection with these transfers of funds. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were financed with indebtedness incurred by companies in those regions. As a consequence, our ability or the ability of any of our subsidiaries to make scheduled payments on its debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If we or any of our subsidiaries are unable to achieve operating results or otherwise obtain access to funds sufficient to enable us to meet our debt service obligations, we could face substantial liquidity problems. As a result, we might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realized from any such disposition would depend upon circumstances at the time.

Fluctuations in the value of currencies, particularly the Rand and the euro, in relation to the US dollar, have in the past had and could in the future have a significant impact on our earnings in these currencies.

Exchange rate fluctuations have in the past, and may in the future, affect the competitiveness of our products in relation to the products of pulp and paper companies based in other countries.

Fluctuations in the exchange rate between currencies, particularly the Rand and euro, in relation to the US dollar have in the past significantly affected and could in the future significantly affect our earnings.

Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately $1.18 per euro), it has fluctuated against the US dollar, reaching a low of approximately $0.83 per euro in October 2000 before trading at approximately $1.42, $1.27 and $1.20 per euro at the end of fiscal 2007, 2006 and 2005, respectively, and rising to a high of $1.60 per euro in April 2008. On November 6, 2008, it was trading at approximately $1.28 per euro. In recent months, the US dollar has been appreciating against the euro. A significant weakening of the US dollar in comparison to the euro could redirect a significant amount of imports from Europe.

In recent years, the value of the Rand against the US dollar has fluctuated considerably. It has moved against the US dollar from a low of approximately R13.90 per US dollar in December 2001 to approximately R6.89, R7.77 and R6.37 per US dollar at the end of fiscal 2007, 2006 and 2005, respectively. More recently, the Rand has been declining against US dollar and was trading at approximately R9.80 per US dollar on November 6, 2008.

For further information, see notes 2, 21 and 31 to our audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Currency Fluctuations”.

There are risks relating to the countries in which we operate that could impact our earnings or affect your investment in our Company.

We own manufacturing operations in five countries in Europe, four states in the United States, South Africa and Swaziland, and have an investment in a joint venture in China. These risks arise from being subject to various economic, fiscal, monetary, regulatory, operational and political factors that affect companies generally and which may change as economic, social or political circumstances change. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—South African Economic and Political Environment”.

Our southern African operations have in recent years accounted for a disproportionate percentage of our operating profits. In fiscal 2007, 45% of our sales originated from Europe, 28% from North America and 27% from southern Africa and 40% of our operating assets were located in Europe, 22% in North America and 38% in southern Africa. However, in fiscal 2007, 23% of our operating profits were from Europe, 6% from North America and 71% from southern Africa. In the nine months ended June 2008, 47% of our sales originated from Europe, 28% from North America and 25% from southern Africa and 42% of our operating assets were located in Europe, 21% in North America and 37% in southern Africa but 16% of our operating profits were from Europe, 22% from North America and 62% from southern Africa. Adverse developments in the economic, fiscal, monetary, regulatory or political circumstances in southern Africa could negatively affect our operations.

We face certain risks in dealing with HIV/AIDS which may have an adverse effect on our southern African operations.

There is a serious problem with HIV/AIDS infection among our southern African workforce, as there is in southern Africa generally. The HIV/AIDS infection rate of our southern African workforce is expected to increase over the next decade. The costs and lost workers’ time associated with HIV/AIDS may adversely affect our southern African operations.

For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—South African Economic and Political Environment”.

The inability to recover increasing input costs through increased prices of our products has had, and may continue to have, an adverse impact on our profitability.

The selling prices of the majority of the products manufactured and the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. In addition, we have been experiencing increasing costs of a number of raw materials due to global trends beyond our control. The global warming and carbon footprint imperatives are causing the increased use of sustainable, non-fossil fuel, sources for electricity generation. Electricity generation companies are competing for the same raw material, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere. In addition, the price of crude oil recently reached historically high levels. Although oil prices have since decreased, they are likely to remain at high levels for the foreseeable future because of, among other things, political instability in the oil producing regions of the world. This impacts the oil-based commodities required by our business in the areas of energy (including electricity), transport and chemicals.

As occurred during the 2006 and 2007 fiscal years, and during the nine months ended June 2008, a major potential consequence of the increase in the price of input commodities is our inability to counter this effect through increased selling prices. This results in reduced operating profit, and has a negative impact on business planning.

While we are in the process of implementing steps to reduce our cost of commodity inputs, other than maintaining a high level of pulp integration, the hedging techniques we apply on our raw materials and products are on a small scale and short term in nature. Moreover, in the event of significant increases in the prices of pulp, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

A limited number of customers account for a significant amount of our revenues.

We sell a significant portion of our products to several major customers, including PaperlinX, Igepa, xpedx and Antalis. For Sappi Fine Paper products, PaperlinX and Igepa represented individually more than 10% of our total sales during fiscal 2007 and for the nine months ended June 2008. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations.

Because of the nature of our business and workforce, we are facing challenges in the retention of management and the employment of skilled people that could adversely affect our business.

We are facing an aging demographic work profile among our management due to the mature nature of our industry and the rural and often remote location of our mills, together with generally long tenure of employees at the mills. As a result, we are likely to experience groups of employees leaving the company within a relatively short space of time of one another and may have difficulty attracting qualified replacements. The potential risks we face are a loss of institutional memory, skills, experience and management capabilities. We may be unable to attract and retain sufficient qualified replacements when and where necessary to avoid an adverse impact on our business.

Catastrophic events affecting our plantations, such as fires, may adversely impact our ability to supply our southern African mills with timber from the region.

The southern African landscape is prone to, and ecologically adapted to, frequent fires. The risk of uncontrolled fires entering and burning significant areas of plantation is high, but under normal weather conditions this risk is managed through comprehensive fire prevention and protection plans. In 2007 and 2008, southern Africa experienced a number of abnormal weather events (hot, dry conditions fanned by extremely strong winds), which resulted in disastrous plantation fires across vast areas of eastern South Africa and Swaziland affecting 14,000 hectares and 26,000 hectares, respectively, of our plantations. There is some cause for concern that these abnormal weather conditions may be occurring more frequently as a result of the potential impact of climate change. In addition, because the transformation of land ownership and management in southern Africa has been moving ownership and management of plantations to independent growers, we have less ability to directly manage fire risk, as well as risks of other catastrophic events, such as pathogen and pest infestations. As a consequence, the risk of plantation fires or other catastrophic events remains high and may be increasing. Continued or increased losses of our wood source could jeopardize our ability to supply our mills with timber from the region.

Risks Related to the Proposed Acquisition and the Acquired Business

The risks associated with the Proposed Acquisition and the integration of the Acquired Business could have a material adverse effect on our business, financial condition and results of operations. We may not be able to successfully integrate the Acquired Business into our business.

We may experience unforeseen operating difficulties as we integrate the Acquired Business into our existing operations. These difficulties may disrupt our operations and require significant management attention and financial resources that would otherwise be available for day-to-day operations or the ongoing development or expansion of existing operations. The Proposed Acquisition involves risks, including:

●	unexpected losses of customers or suppliers of the Acquired Business;

●	challenges in integrating IT systems and administrative services;

●	difficulties in retaining management and key personnel and in working cooperatively with the employees of the Acquired Business;

●	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the Acquired Business with those of our existing operations;

●	the performance by M-real and its parent company of their obligations under various agreements they will enter with us, including supply agreements;

●	any inability of our management to cause our best practices to be applied to the Acquired Business;

●	challenges in managing the increased scope, geographic diversity and complexity of our operations; and

●	difficulties in mitigating contingent and assumed liabilities.

If we are unable to successfully meet the challenges associated with the Proposed Acquisition, this could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to realize some or all of the anticipated benefits of the proposed Acquisition or there may be delays and unexpected difficulties in realizing such benefits or higher costs.

Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities of the Acquired Business are based on information currently available to us and may prove to be incorrect. Since we are not involved in the management of the Acquired Business, our assessment of the risks and opportunities may not be accurate. In addition, we may not realize any anticipated benefits of the Proposed Acquisition and may not be successful in integrating the Acquired Business into our existing business.

Achieving the anticipated benefits of the Proposed Acquisition will depend in part upon whether we integrate the Acquired Business in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully.

Although parts of the information herein assume the consummation of the Proposed Acquisition, the consummation is subject to the satisfaction of certain conditions precedent. In addition, we may terminate the Acquisition Agreement if a significant adverse change occurs or is likely to occur prior to completion. Our failure to consummate the Proposed Acquisition would result in our asset base being smaller than anticipated. Accordingly, we would not realize the anticipated benefits that are based on our completion of the Proposed Acquisition, including the synergies that we expect to realize from the Proposed Acquisition.

An inability to realize the full extent of the anticipated benefits of the Proposed Acquisition, as well as any delays encountered in the integration process, could have an adverse effect upon our revenues, level of expenses and operating results.

Risks Related to Our Shares

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of shares traded on the JSE Limited.

The principal trading market for our ordinary shares is on the exchange operated by the JSE Limited (“JSE”) (formerly known as the Johannesburg Stock Exchange). Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major international markets. In fiscal 2008, 241 million of our ordinary shares were traded on the JSE and 51 million ADSs were traded on the New York Stock Exchange. The relatively low liquidity of shares traded on JSE Limited could affect your ability to sell ordinary shares. See “—Significant shareholders may be able to influence the affairs of our Company”.

Significant shareholders may be able to influence the affairs of our Company.

Although our investigation of beneficial ownership of our shares identified only two beneficial owners of more than 5% of our ordinary shares, holding approximately 18.1%, as shown in our shareholders’ register at September 26, 2008, the five largest shareholders of record, four of which are nominees that hold shares for a multitude of beneficial owners, owned approximately 96% of our ordinary shares as of that date.

The proposal by the South African Government to replace Secondary Tax on Companies with withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by our shareholders.

On October 21, 2008, the South African Government tabled a bill containing proposed legislation to replace Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders for implementation in late 2009, following amendments to some of the existing double tax treaties. This is the second phase in a process that started in October 2007. Although this may reduce the tax payable by our South African operations, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by our shareholders.

Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities, as could future offerings of our ordinary shares, ADSs or securities exchangeable or exercisable for ordinary shares.

The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may decide to sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings we make of ordinary shares, ADSs, or securities exchangeable or exercisable for our ordinary shares, or the perception in the marketplace that these sales might occur. We may make such offerings, including offerings of additional, share rights or similar securities, at any time or from time to time in the future.

As part of the consideration for the Proposed Acquisition we expect to issue 11,159,702 ordinary shares to M-real. We have entered into a lock-up agreement with M-real restricting M-real’s ability to dispose of shares issued to M-real as part of the consideration for the Acquired Business for a period of nine months following the completion of the Proposed Acquisition. The lock-up agreement contains certain exceptions, including exceptions allowing M-real to dispose, subject to our consent, of any of the shares issued as consideration for the Proposed Acquisition, if the sale proceeds are needed by M-real to avoid triggering a default of a financial covenant to which it is subject, or dispose of any such shares if the sale proceeds are needed by M-real to satisfy a breach of warranty claim or other liability to us in respect of the Proposed Acquisition. In addition, M-real may seek to divest its interest in us after the expiration of the lock-up and any such divestment would result in the sale or distribution of substantial amounts of our ordinary shares. Sales by M-real of our ordinary shares, if substantial, or the perception that such sales may occur and be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or our ADSs causing their market prices to decline.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our Group annual financial statements, including the notes, and the other financial information included herein. Certain information contained in the discussion and analysis set forth below and elsewhere in this document includes forward-looking statements that involve risk and uncertainties. See “Note Regarding Forward-Looking Statements”, “Risk Factors” and notes 2, 12, 15, 17, 21, 22, 23, 25, 26, 28, 29, 31, 35 and 36 to our annual financial statements and notes 8 and 9 to our interim financial statements for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Our consolidated financial statements, including the applicable notes thereto, and our consolidated financial information have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. We implemented IFRS for the first time in fiscal 2006 and comparative amounts for fiscal 2005 were restated.

Fiscal 2007 and 2006 included 52 accounting weeks, compared to 53 accounting weeks in fiscal 2005. Our fiscal years operate on a 52 accounting week cycle, except every sixth fiscal year which includes an additional accounting week (“additional accounting week”).

Company and Business Overview

We are a global company which through acquisitions in the 1990s has been transformed into one of the global market leaders in coated fine paper. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. The fine paper acquisitions have been integrated into a single fine paper business, which operates under the name Sappi Fine Paper. In September 2008, we entered into an agreement to acquire certain assets of M-real’s graphic paper business. Further opportunities to grow within core businesses will continue to be evaluated.

Our group is organized into two operating segments: Sappi Fine Paper and Sappi Forest Products. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of our other products in areas outside the core operating regions of North America, Europe and southern Africa.

Sales by source and destination for the nine months ended June 2008 and fiscal 2007, fiscal 2006 and fiscal 2005 were as follows:

	Sales by Source				Sales by destination
	Nine Months ended June 2008	2007	2006	2005	Nine Months ended June 2008	2007	2006	2005
North America	28%	28%	29%	29%	29%	29%	30%	30%
Europe	47%	45%	44%	45%	40%	39%	40%	40%
Southern Africa	25%	27%	27%	26%	15%	15%	15%	15%
Far East and others	—	—	—	—	16%	17%	15%	15%
Total	100%	100%	100%	100%	100%	100%	100%	100%

Sappi Fine Paper has a total paper production capacity of 4.4 million tonnes per annum. Our group is one of the global market leaders in the coated fine paper business with a capacity of 3.4 million tonnes of coated fine paper per annum.

On a historical basis our group is approximately 103% integrated on a net basis in terms of pulp usage, meaning that, while some facilities are market buyers of pulp and others are market sellers, in the aggregate we produce slightly more pulp than we use. By region, the southern African operations are net sellers of pulp, Sappi Fine Paper North America sells slightly more pulp than it uses and the European operations are approximately 46% integrated. Approximately 69% of the wood requirements of the South African businesses are from sources either owned or managed. Both the North American and European operations are dependent on outside suppliers of wood for their pulp production requirements. On a pro forma basis, our Group is approximately 92% integrated on a net basis, meaning that we produce slightly less pulp than we use.

On November 5, 1998, our American Depositary Receipts commenced trading on the New York Stock Exchange. Based on available information, we believe beneficial shareholding by region is as follows:

	September 2008	2007	2006	2005
North America	17%	20%	30%	49%
Europe & elsewhere	14%	7%	10%	10%
Southern Africa	69%	73%	60%	41%
	100%	100%	100%	100%

Source: Registered addresses and disclosure by nominee companies, excluding the shares owned by a subsidiary of Sappi.

Principal Factors Impacting on Group Results

Our results of operations are affected by numerous factors. Given the high fixed cost base of pulp and paper manufacturers, industry profitability is highly sensitive to changes in sales prices. Prices are significantly affected by changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. Profitability in the industry is, however, also influenced by factors such as sales volume, the level of raw material, energy, chemicals and other input costs, exchange rates, and operational efficiency.

The principal factors that have impacted the business during the financial periods presented in the following discussion and analysis and that are likely to continue to impact the business are:

(a)
New acquisitions, expansions, restructuring, cost-reduction initiatives, our ability to maintain and continuously improve operational efficiencies and performance, and other significant factors impacting costs;

(b)	cyclical nature of the industry and its impact on sales volume;

(c)	movement in market prices for products and for raw materials and other input costs of manufacturing;

(d)	sensitivity to currency movements and inflation rates; and

(e)	the South African economic and political environment, and environmental matters.

Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Acquisitions, Expansions, Restructurings and Cost-reduction Initiatives

We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base, including by directing or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects. Some of these recent transactions include the following:

Completion of the Sappi Saiccor expansion project

In August 2006, we announced the expansion of the capacity at Sappi Saiccor in South Africa, where Chemical Cellulose products are produced. The capacity of the mill was approximately 600,000 tonnes per annum. The expansion has increased such capacity to approximately 800,000 tonnes per annum. Originally scheduled for completion in the first half of 2008, the project was subject to delays and cost increases. Production using the increased capacity commenced in September 2008. On October 27, 2008, a leak of sulfur dioxide gas from a new pipeline occurred at the Saiccor mill expansion. Following all necessary checks, the new plant is expected to be fully operational by mid November 2008. Production at the rest of the Saiccor mill was not affected by the incident.

Blackburn mill closure and cessation of production from PM 5 at Maastricht mill

In August 2008 we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure, and in accordance with our strategy of maintaining an efficient asset base. In that context, we reached an agreement with labor representatives at our Blackburn mill on September 22, 2008, pursuant to which the mill will be closed on November 12, 2008 unless a buyer can be found before that date. Production at the Blackburn mill stopped on October 17, 2008. We also intend to cease production from PM 5 at our Maastricht mill. Upon closure of our Blackburn mill and cessation of production from PM 5 at our Maastricht mill, our coated graphic fine paper capacity will be reduced by 190,000 tonnes. See “—Liquidity and Capital Resources—Mill Closures, Acquisitions, Dispositions, Impairment and Joint Venture”.

Acquisition of M-real’s coated graphic paper business

On September 29, 2008, we entered into an agreement with M-real (which is subject to the fulfillment of certain conditions precedent as further described herein) to acquire specific assets of M-real’s graphic paper division.

Markets

The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated fine paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business.

Coated Fine Paper

Paper demand from fiscal 2005 to fiscal 2007, and during the nine months ended June 2008, increased as the upswing in world economic growth and resultant increase in advertising activities resulted in an increase in demand for coated fine papers. Global demand started to decline during the remainder of fiscal 2008 due to a slowdown in the global economy.

Global Coated Fine Paper Market Balance

Source: EMGE

The demand to capacity ratio for global coated fine paper increased to approximately 95% in fiscal 2007 and further increased to approximately 96% during the nine months ended June 2008 and to approximately 98% during fiscal 2008 overall. Increases in industry capacity in Europe and North America were limited during this period, with companies reluctant to undertake major new capital projects in these regions due to the poor returns being achieved. Despite global overcapacity, high Asian demand growth rates and availability of funding led to significant coated fine paper capacity additions between fiscal 2000 and fiscal 2006 and this trend has continued during the nine months ended June 2008 in Asia, particularly in China. Announced closures of coated fine paper production capacity of approximately 1.2 million tonnes in Europe and North America are expected to result in a reduction in supply/demand imbalance.

Despite increased demand, operating rates were low in fiscal 2002 through the first half of fiscal 2004 due to excess capacity, causing price erosion in both Europe and North America. Despite the weakening US dollar during this period, net imports into the United States continued to grow, putting further pressure on prices. Prices in North America, however, did start to improve in the latter half of fiscal 2004 due to a sharp increase in seasonal demand. These tight supply/demand conditions in North America continued into fiscal 2005, and more so in fiscal 2006 as inventory throughout the supply chain dropped, giving rise to further price increases. In total, North American apparent consumption, including imports, grew by 8.6% in fiscal 2006 but declined by 7.2% in fiscal 2007. Excluding exports, apparent consumption grew by 4.3% and declined by 3.4% in fiscal 2006 and 2007, respectively. Apparent consumption, including imports, further declined by 9.5% in the nine months ended June 2008, as compared to the corresponding period in 2007, and by 10.1% during fiscal 2008 as compared to fiscal 2007. The decreases in apparent consumption during fiscal 2007 and fiscal 2008 were due to a decrease in advertising activities and printer consumption, and to a significant reduction in imports. Imports of coated fine paper into the United States decreased by approximately 22% during fiscal 2007 as compared to fiscal 2006, and by approximately 30% in the nine months ended June 2008, as compared to the corresponding period in 2007. This decrease, which continued during the remainder of fiscal 2008, was mainly due to a decrease in coated fine paper imports from China. Following the imposition of import duties on certain Asian producers in calendar 2007, Chinese coated fine paper imports were reclassified as coated groundwood paper. As a result, such imports are accounted for statistically as coated groundwood paper rather than coated fine paper.

Coated fine paper prices in North America increased during fiscal 2008 compared to fiscal 2007, with the largest increase of approximately 35% occurring with respect to No 3 60lb rolls, the grade representing the largest end use of coated fine paper.

In Europe, demand for coated fine paper declined by 1.8% in the nine months ended June 2008 as compared to the corresponding period in the prior year but was flat in fiscal 2008 as compared to fiscal 2007. Demand grew by 1.4% in fiscal 2007, 2.3% in fiscal 2006 and 4.7% in fiscal 2005. Capacity utilization, including exports, was high in fiscal 2007. Despite demand growth or flat demand in the year-on-year comparison and sharp increases in input costs, attempts to increase prices in the European market in fiscal 2007 and in the nine months ended June 2008 were unsuccessful due to intense competition and persisting over-capacity. However, a small increase in coated fine paper prices of approximately 1% occurred during September 2008. Although the relative weakness of the US dollar versus the euro made exports less attractive compared to regional sales, exports from Europe grew by 8% in the nine months ended June 2008 compared to the corresponding period in 2007 and by 3.7% in fiscal 2008 compared to fiscal 2007.

The graph below reflects apparent consumption for the United States and Europe. Apparent consumption is consumption as indicated by mill sales volumes, which ignores the impact of customer inventory and the reclassification of imports. The sales volume to customers is used as the indicator of demand, with the difference between apparent and real demand being the movement in inventories.

US and European Apparent Consumption of Coated Paper

Source: AF&PA & Cepifine
US short tons converted to tonnes

Average selling prices realized for the Sappi Fine Paper businesses increased by US$92 per tonne, from US$972 in the nine months ended June 2007 to US$1,064 per tonne in the nine months ended June 2008. In the year-on-year comparison, average selling prices increased by US$94 per tonne, from US$979 in fiscal 2007 to US$1,073 per tonne in fiscal 2008. Average prices had increased by US$38 per tonne, from US$941 per tonne in fiscal 2006 to US$979 per tonne in fiscal 2007, compared to US$1,006 per tonne in fiscal 2005.

The recent price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

Prices are list prices. Actual transaction prices could differ from prices depicted in graph
Source: RISI (Resource Information System Inc).

Coated Fine Paper—North America

Sappi Fine Paper North America’s average price realized increased by US$59 per tonne to US$1,058 in the nine months ended June 2008 as compared to the nine months ended June 2007. In fiscal 2008, the average price realized increased by US$68 per tonne, to US$1,071, as compared to fiscal 2007. These increases were due to a weaker US dollar, reduced supply and a sales and marketing strategy that was more focused on price levels. Sappi Fine Paper North America’s average price realized decreased by US$6 per tonne to US$1,003 per tonne in fiscal 2007 compared to fiscal 2006, mainly due to competitive import price pressure and changes in product mix. In fiscal 2006, prices in North America decreased to US$1,009 per tonne from US$1,017 per tonne in fiscal 2005.

Coated Woodfree Paper—Europe

Prices in Europe, in the local currency, decreased in the nine months ended June 2008 (€706 per tonne) compared to the nine months ended June 2007 (€721 per tonne), and in fiscal 2008 (€709 per tonne) compared to fiscal 2007 (€722 per tonne), mainly due to increased competition in the market. Despite sharp input cost increases and capacity closures during fiscal 2007, prices in Europe, in the local currency, were relatively flat in fiscal 2007 (€722 per tonne) compared to fiscal 2006 (€724 per tonne), but significantly lower than fiscal 2005 (€732 per tonne). Sales prices in Europe are impacted by the movement in the US$/euro exchange rate as explained in more detail in the analysis of sales development by region. See “—Financial Condition and Results of Operations—Comparison of the Nine Months ended June 2008 to the Nine Months ended June 2007 and a Comparison of Fiscal 2007, 2006 and 2005—Sales”.

Coated Magazine Paper—Europe

In fiscal 2006, deliveries by European producers increased by approximately 0.8%, compared to fiscal 2005, primarily due to increased exports to markets outside Europe. Average market prices in Europe increased by approximately 0.7%. The strengthening of the euro against the US dollar depressed the euro-equivalent selling prices for exports. In fiscal 2007, deliveries by producers of coated magazine paper increased approximately 2.3%. The price development in Europe was unfavorable for coated magazine paper, decreasing by 3.2% compared to fiscal 2006. European deliveries of coated magazine paper increased by 1.5% in fiscal 2008 compared to fiscal 2007, while average market prices in Europe increased by 4.4%.

Pulp

Pulp prices tend to display higher volatility than paper prices. During the period from 1993 to 1995 the price of the benchmark pulp grade, NBSK, ranged from a low of US$395 (November 1993) to a high of US$925 per tonne (September 1995). The average NBSK prices for fiscal 2008, the 9 months ended June 2008, fiscal 2007, fiscal 2006 and fiscal 2005 were US$876, US$873, US$764, US$643 and US$611 per tonne, respectively. Throughout fiscal 2005, global demand for pulp was low in comparison to fiscal 2006 and fiscal 2007 and price fluctuations were driven primarily by currency movements, inventory movement and non-integrated paper capacity expansion. High pulp demand during fiscal 2007 resulted in the continued increase of pulp prices. The pulp demand during the latter part of fiscal 2007 and for the nine months ended June 2008 remained high as none of the usual seasonal decreases occurred. Pulp demand and prices started decreasing in the remainder of fiscal 2008.

The traditional softwood pulp price premium to hardwood was disrupted in fiscal 2005 as a result of pulp mills shifting from hardwood to softwood production, and hardwood pulp mills closing temporarily. This led to hardwood pulp prices exceeding that of softwood in the final quarter of fiscal 2005. However, during October 2005 softwood price premiums were restored as some softwood mills closed in eastern Canada, while hardwood supply increased during the latter part of fiscal 2005 as an additional 1.9 million tonnes came on stream with large expansions at Hainan Island in China and Veracel in Brazil. As a result, the softwood pulp price premium to hardwood increased considerably during fiscal 2006 and continued to increase through fiscal 2007 and to a lesser extent during the nine months ended June 2008 and the remainder of fiscal 2008.

Since we sell roughly as much pulp as we purchase, fluctuations in market pulp prices have a negligible direct impact on our overall profitability. At a divisional level, pulp prices do, however, affect profitability since Sappi Fine Paper Europe is a net buyer of hardwood pulp and Sappi Forest Products is a net seller of hardwood pulp.

The price of NBSK and Northern Bleached Hardwood Kraft (“NBHK”) pulp is depicted in the following chart:

Source: PIX (Index from Forex Indexes Ltd)

Chemical cellulose accounts for the majority of our third-party pulp sales. The chemical cellulose produced at our Saiccor operation in southern Africa (“Saiccor”) is used principally as an input in the production of various synthetic textiles and acetate flake used in the manufacturing of acetate tow for cigarette filter tips.

The movement in price of certain chemical cellulose grades is linked to the price of NBSK. Higher technical specifications allow chemical cellulose to typically trade at a premium to NBSK. Bleached Hardwood Kraft pulp (“BHK”) generally sells at a lower price than NBSK.

We increased chemical cellulose product sales significantly in this sector in fiscal 2004 and maintained these higher volumes in each of the fiscal years through to 2007. While demand for Saiccor’s chemical cellulose remained strong during the nine months ended June 2008, sales during that period were at a lower level as compared to the corresponding period in the prior year, primarily as a result of a shortfall in production volumes. Prices in US dollars have steadily increased year on year from 2005 to 2008.

Significant competitive sources of chemical cellulose supply were recently removed from the industry when Weyerhauser closed its 140,000 tonnes per annum Cosmopolis plant in September 2006 and the RGM mill in Indonesia (P.T. Toba) converted production from chemical cellulose to paper grade pulp in May 2008. The capacity of the RGM mill is 180,000 tonnes per annum (tpa). In addition, the Baikalsk mill in Russia (90,000 tpa) switched to producing unbleached kraft pulp during 2008 and the Borregaard mill in Switzerland (120,000 tpa) announced that it would close in December 2008. These closures are balanced by the start-up of an additional 250,000 tonnes per annum at the Bahia pulp mill in Brazil, the conversion of the AV Nackawic mill in Canada (180,000 to 200,000 tpa) to chemical cellulose and the increase in capacity at our Saiccor mill to approximately 800,000 tonnes per annum.

In line with the movement in the NBSK prices, prices for chemical cellulose produced at our Saiccor mill increased in the early part of fiscal 2005, but this trend was reversed later in the year. In fiscal 2006, 2007 and the nine months ended June 2008 our chemical cellulose business, which is 100% export-based, continued to be fully utilized and subsequently achieved strong price growth in 2007 as well as the nine months ended June 2008. We maintained a strong market position in the key Viscose Staple Fiber and Lyocell segments but also posted good sales in the specialty acetate flake and MCC segments.

Currency Fluctuations

The principal currencies in which our subsidiaries conduct business are the US dollar (US$), the euro and the South African Rand (ZAR). Although our reporting currency is the US dollar, a significant portion of our sales and purchases are made in currencies other than the US dollar. In Europe and North America, sales and expenses are generally denominated in euro and US dollars, respectively; however, pulp purchases in Europe are primarily denominated in US dollars. In southern Africa, costs incurred are generally denominated in Rands, as are local sales. Exports, which are denominated primarily in US dollars, from the combined Southern African businesses to other regions represent approximately 39% and 43%, respectively, of sales, in local currency, for the nine months ended June 2008 and 2007. Exports represented 43% of sales for fiscal 2007 (2006: 41%, 2005: 39%).

Our consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between US dollars and the respective local currencies to which our subsidiaries are exposed. The principal currencies in which subsidiaries conduct business that are subject to these risks are the euro and the Rand. The following table depicts the average and year end exchange rates for the Rand and euro against the US dollar used in preparation of our financial statements in the nine months ended June 2008 and 2007, fiscal 2007, fiscal 2006 and fiscal 2005:

Exchange Rates	Nine Months ended June 2008	Nine Months ended June 2007	2007	2006	2005
Period end rate : US$1=ZAR	7.9145	7.0393	6.8713	7.7738	6.3656
Average rate YTD : US$1=ZAR	7.3236	7.2121	7.1741	6.6039	6.2418
Period end rate : EUR1=US$	1.5795	1.3542	1.4272	1.2672	1.2030
Average rate YTD : EUR1=US$	1.5071	1.3178	1.3336	1.2315	1.2659

Source: audited financial statements of Sappi Limited.
US$1 = ZAR, Euro 1 = US$.

Euro and Zar Exchange Rate Movement against USD
Daily Rate January 1999 to June 2008

Source: Saint Louis Federal Reserve.
US$1 = ZAR, Euro 1 = US$.

The profitability of certain of our southern African operations is directly dependent on the Rand proceeds of the US dollar exports. Prices in the local South African market are also influenced by pricing of imports.

The translation, from local currency to US dollars, of our results for reporting purposes, tends to distort comparisons between financial periods when currencies are volatile. In the nine months ended June 2008, the US dollar decreased to an average of US$1.50/Euro, from an average of US$1.31/Euro in the nine months ended June 2007 and the Rand decreased to an average of ZAR7.32/US$, from an average of ZAR7.21/US$ in the nine months ended June 2007. The impact on sales for the nine months ended June 2008 was to increase sales by US$239 million compared to the same period in fiscal 2007. The euro strengthened substantially against the US dollar in fiscal 2007 (from an average US$1.23/Euro in fiscal 2006 to US$1.33/Euro in fiscal 2007), while the Rand weakened on average against the US dollar in fiscal 2007 (from an average ZAR6.60/US$ in fiscal 2006 to an average ZAR7.17/US$ in fiscal 2007). The impact of exchange rates in fiscal 2006 was to reduce sales by US$137 million. This is referred to as the currency translation effect in the following discussion of the financial condition and results of operations. For a more detailed discussion of these impacts see “—Financial Condition and Results of Operations”.

Inflation and Interest Rates

South African prime overdraft interest rates declined in fiscal 2005 (10.5%) and remained at those levels until April 2006. The rate then increased during the remainder of fiscal 2006 (11.5%), fiscal 2007 (13.5%) and nine months ended June 2008 (15.5%). South African interest and inflation rates can be influenced by a variety of factors, including currency exchange rates. The Rand on average decreased against the US dollar during fiscal 2007 moving from an average of ZAR6.60/US$ in fiscal 2006 to an average of ZAR7.17/US$ in fiscal 2007 (fiscal 2005: ZAR6.24/US$). The Rand on average further decreased to an average of ZAR7.32/US$ in the nine months ended June 2008 from an average of ZAR7.21/US$ in the nine months ended June 2007. The year end closing rate strengthened from ZAR7.77/US$ in fiscal 2006 to ZAR6.87/US$ in fiscal 2007. Partly due to the weaker Rand during fiscal 2007 and fiscal 2006, the South African inflation rate increased from 4.4% in fiscal 2005 to 5.4% in fiscal 2006 and at the end of fiscal 2007 it was 7.2%. This increase is also largely due to the effect of the impact of higher oil prices on the South African economy. The South African Reserve Bank (SARB) increased its repurchase rate in fiscal 2006 to 8%, further increases were implemented during fiscal 2007 closing at 10% at our fiscal year end. As at the end of June 2008, the South African inflation rate was 11.6% and the repurchase rate had increased to 12%. The repurchase rate is the rate at which the SARB lends assistance to the banking sector and therefore represents the cost of credit to the banking sector. When the repurchase rate is changed, the interest rates on overdrafts and other loans extended by the banks also change. In this way the SARB indirectly affects interest rates in the economy. Although South African interest rates impact the cost of our South African borrowings, the majority of our borrowings have been incurred by subsidiaries outside southern Africa, denominated in either US dollars or euros.

Source: Standard Bank South Africa.

In the US and Europe, inflation rates have been relatively stable in recent years, and accordingly had a lesser impact on our North American and European businesses. Please see table below depicting the United States three-month Libor.

Annual Average US$ Three-Month Libor

The three-month Euribor interest rate in Europe is depicted below. The interest rates in the United States and Europe continue to represent a significant interest rate differential when compared to South Africa’s 12.0% repurchase rate as determined by the SARB. As of June 2008, this differential between South Africa’s repurchase rate and the interest rates in the US and Europe was 9% and 7%, respectively.

Annual Average European Three-Month Euribor

We borrow in the currencies of the countries in which we invest. As a result, finance costs are related to the location of activities and not the domicile of our Group.

Our foreign exchange policy consists of the following principal elements:

●
External borrowings are taken up in the functional currency of the operating company concerned and, if not, then the exposure is hedged. Where appropriate we aim, in accordance with IFRS, to apply hedge accounting treatment to avoid volatility in our results due to mark-to-market effects of such hedging instruments.

●
Any debtors or creditors not in the operating currency of the mill are hedged. Sales are hedged from the time of invoicing, purchases from the time of the approval of the capital expenditures in the case of capital expenditures, and other purchases are hedged, in most instances, at the time the order is placed.

●	Exposures are hedged through our central treasury, where external hedging instruments are contracted after netting the various Group exposures.

●	Variations in this policy are considered from time to time, but any deviations from the central treasury policy are always subject to prior approval.

●	No speculative positions are permitted.

Our group has a current policy of not hedging translation risks. The South African and European operations use the Rand and the euro as their respective functional currencies. Any translation of the value of these operations into US dollars results in foreign exchange translation differences as the Rand and the euro exchange rates move against the US dollar. These changes are booked to the foreign currency translation reserve account. We prefer not to hedge this exposure with financial instruments, as these result in cash settlements which impact results on a permanent basis. Borrowings taken up in a currency other than the functional currency of the borrowing entity are specifically hedged with financial instruments, such as currency swaps and forward exchange contracts.

With regard to interest rate swaps, hedge accounting is permitted when the hedging relationship between the hedging instrument and the underlying debt meets the relevant requirements of IFRS. For example, we have entered into hedging relationships to swap the fixed rate on our outstanding public bonds to a variable rate.

South African Economic and Political Environment

Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 71% of our operating profit in fiscal 2007 and 62% of our operating profit in the nine months ended June 2008.

South Africa features a highly developed, sophisticated “first world” infrastructure at the core of its economy. Econometrix, a provider of economic analysis and forecasting for the South African economy, forecasts the South African GDP to grow by 3.7% and 3.0%, respectively, in calendar 2008 and calendar 2009. South Africa’s long-term foreign currency investment ratings have remained constant over the last year at Baa1 from Moody’s Investor Services Inc. and BBB+ from Standard & Poor’s Rating Service (“S&P”). Exchange controls regulations have not been amended during fiscal 2008 and are not expected to be amended in the short term. South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the southern African Common Monetary Area. South Africa achieved 14 years of democracy in calendar 2008; however, the country continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty, unemployment, crime and a growing prevalence of HIV/AIDS are some of the social and economic factors that affect businesses operating in this country.

The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. The total number of land claims against us is 64, of which 27 in Mpumalanga and 37 in Kwa Zulu-Natal. Four of these claims are in the process of being settled in Kwa Zulu-Natal. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

The southern African region has one of the highest infection rates of HIV/AIDS in the world. In 1992, we started a program to address the effects of HIV/AIDS and its impact on our employees and our business. Our aim is to ensure that our program prevents new infections and to treat the HIV/AIDS positive employees. Each operating unit has an elected HIV/AIDS committee and a workplace HIV/AIDS prevention program which are adapted to suit the needs of each particular business unit and to ensure that they are active owners and managers of their programs. Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV/AIDS program, eliminating duplication and making optimum use of relevant resources through private-public partnerships. To ensure that our program remains current, we are members of the Global Business Coalition on HIV/AIDS (“GBC”) and of the South African Business Coalition against HIV/AIDS (“SABCOHA”). The GBC is a global partnership and SABCOHA is a national partnership focused on developing an integrated strategy for dealing with HIV/AIDS.

Following two previous anonymous, voluntary prevalence tests, a third comprehensive voluntary study was initiated in 2007 in all of our southern African operations. Based on a participation rate of greater than 80%, at the locations tested, we estimate that the overall infection rate in our southern African operations is approximately 14%, which is well below the national average. Similar studies conducted in 2008 confirmed an infection rate of approximately 14%.

Our HIV/AIDS response strategy places special emphasis on testing and counseling to ensure that staff is informed with regard to their HIV/AIDS status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. More recently, special focus has been given to the identification of the environmental risks that could lead to an increase in the prevalence of HIV in the company. We have also extended our voluntary counseling and testing (“VCT”) programs, and are offering an HIV test to every employee who visits the clinics for a medical examination. We estimate that approximately 50% of our employees that are HIV/AIDS positive participate in our HIV/AIDS management program, which is an improvement on the prior year’s participation rate.

The government and organized business have taken a number of steps in recent years to increase the participation of Black people in the South African economy. To this end, the Employment Equity Act (No. 55 of 1998), the Skills Development Act (No. 97 of 1998) and the Preferential Procurement Policy Framework Act (No. 5 of 2000) were promulgated. The Broad-Based Black Economic Empowerment Act (No. 53 of 2003) has formalized the country’s approach to distributing skills, employment and wealth more equitably between races and genders. Broad-Based Black Economic Empowerment (“BBBEE”) focuses on increasing equity in ownership, management and control of businesses, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

More recently, our South African businesses have actively participated in the drafting of a transformation charter for the South African forestry industry. This charter sets the objectives and principles for BBBEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by government to assist the forestry industry to achieve its BBBEE targets. This Forestry Charter has been signed in May 2008 but has not been gazetted. Until such time as it is formally gazetted as a Transformation Charter and Sector Code in terms of sections 12 and 10 of the Broad-Based Black Economic Empowerment Act (No. 53 of 2003), the South African business will continue to be evaluated against the generic BBBEE scorecard, based on guidelines set out in the Codes of Good Practice published by the Department of Trade and Industry.

In 2006, we achieved an overall BBBEE rating of BBB (BB rating in 2005) as verified by Empowerdex, a leading external BBBEE rating agent. In February 2007, the BBBEE scorecard as set out in the Codes of Good Practice published by the Department of Trade and Industry was streamlined and simplified without affecting their intended objectives. The South African businesses’ BBBEE scorecard was evaluated in December 2007. Based on this revised generic BBBEE scorecard, we achieved an overall BBBEE status of a “level seven contributor” (B rating) with preferential procurement recognition level of 50%. As a result, 50% of the value of all purchases from our South African businesses qualify as preferential procurement spend in a customer’s BBBEE scorecard. New BBBEE targets have been set for 2010 and 2013. In addition to the generic scorecard, the Forestry Charter will set out further qualifying criteria for companies associated to the forestry industry.

We will consider and are pursuing empowerment transactions where they add to the value of our business and meet our empowerment criteria.

The representation of Black people, particularly Black women, in management and all levels of employment within the company is a focus within the organization, driven by employment equity targets set in each occupational category. Skills development initiatives, particularly programs aimed at improving management and leadership skills, are geared to meet these targets. Where practical, we purchase goods and services from Black-owned businesses and seek opportunities to develop future Black vendors. We are committed to the support of our Project Grow, which is an initiative with local communities using their land for plantations while training them in the core principles of forestry management. This is achieved through financial and technical input, as well as by providing a secure market during the start-up phase of these small tree farming enterprises. This initiative has been extended to encourage aspirant tree farmers who wish to undertake forestry activities on a larger scale. We have a number of enterprise development initiatives and have established programs to train new entrepreneurs. These initiatives involve the transfer of business skills, technical assistance, financial support and preferential payment terms to assist new enterprises to enter the market. We have a history of investment in the communities in which we operate. Initiatives to promote education, health and welfare, arts and culture, and rural and community development, amongst others, are regularly undertaken.

The South African constitution guarantees ownership rights of assets, and it is the stated intent of the constitution that transfer of ownership will occur at market prices. It should be noted that BBBEE equity participation need not necessarily occur at the corporate level, and can be effected at divisional, business unit or lower levels. Because the BBBEE Act sets forth a framework for plans rather than specific requirements or goals, it is not possible to predict whether or how our business or assets may be impacted.

Environmental Matters

We operate in an industry subject to extensive environmental regulations. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures. See note 34 to our audited financial statements for a discussion of these matters.

Financial Condition and Results of Operations

The operations of our Group are organized into two main business units:

I.	Sappi Fine Paper (“SFP”), which consists of Sappi Fine Paper North America (“SFPNA”), Sappi Fine Paper Europe (“SFPE”) and Sappi Fine Paper South Africa (“SFPSA”); and

II.
Sappi Forest Products (“FP”), which consists of Sappi Kraft (“Kraft”), Saiccor and Sappi Forests (“Forests”). Kraft and Saiccor are jointly referred to as the Pulp and Paper business of FP and Forests comprises the forests business for purposes of this discussion and analysis. The volume, revenue and cost relationship within the Forests business is substantially different to that of the pulp and paper business.

Corporate includes all other non-manufacturing and trading sectors of the business not included in our two main business units.

The analysis and discussion which follows should be read in conjunction with our consolidated financial statements.

Comparison of the Nine Months ended June 2008 to the Nine Months ended June 2007 and a Comparison of Fiscal 2007, 2006 and 2005

Overview

This overview of our Group’s operating results is intended to provide context to the detailed discussion and analysis which follow. General trends are highlighted with detailed discussions and analysis in separate sections below. The key indicators of our Group’s operating performance are:

Key Figures	Nine Months ended June 2008	Nine Months ended June 2007	2007	2006	2005
	(Tonnes ’000)
Sales volume	5,093	5,083	6,863	7,199	7,479
	(US$ million)
Sales value	4,344	3,882	5,304	4,941	5,018
Operating profit/(loss)	289	296	383	125	(109)
Net income/(loss)	134	127	202	(4)	(184)
Basic EPS (US cents)	59	56	89	(2)	(81)

Operating profit in the nine months ended June 2008 was US$289 million compared to US$296 million in the nine months ended June 2007, US$383 million in fiscal 2007, US$125 million in fiscal 2006 and a loss of US$109 million in fiscal 2005. From fiscal 2005 to fiscal 2007, operating profit has shown improvement in year-on-year comparisons due to volume improvement in North America and Europe, but mainly due to price realisation in North America and South Africa and the positive impact of exchange rates on the translation of European results into US$. Certain items, either by their nature or due to their magnitude relative to other periods, have significantly impacted the results in fiscal 2007 and fiscal 2006 or negatively impacted fiscal 2005. These items will be dealt with in the relevant section of this discussion and analysis.

Segment contributions to operating profit are as follows:

	Nine Months ended June 2008			Nine Months ended June 2007	2007			2006			2005
		Variance				Variance			Variance
Operating Profit/(Loss)	Value	Value	%	Value	Value	Value	%	Value	Value	%	Value
	(US$ million, except percentages)
Fine Paper
North America	62	49	377	13	22	38	—	(16)	243	—	(259)
Europe	47	(24)	(34)	71	88	115	—	(27)	(111)	(132)	84
South Africa	5	(1)	(17)	6	9	15	—	(6)	5	—	(11)
Total	114	24	27	90	119	168	—	(49)	137	—	(186)
Forest Products	167	(45)	(21)	212	264	89	51	175	92	111	83
Corporate	8	14	—	(6)	—	1		(1)	5	—	(6)
Total	289	(7)	(2)	296	383	258	206	125	234	—	(109)

Operating profit for the nine months ended June 2008 as compared to the nine months ended June 2007 decreased primarily due to a poorer performance in Europe and South Africa, partly offset by an improved performance in North America. The decrease in operating profit for the nine months ended June 2008 when compared to the nine months ended June 2007 was due primarily to significantly increased variable costs (US$330 million) and fixed costs (US$96 million) and a less positive fair valuation of plantation adjustment (US$46 million), partly offset by higher sales (US$462 million) in all regions. Increased sales were attributable to a volume increase at Sappi Fine Paper, and, to a greater extent, to price increases in North America and South Africa and the positive impact of exchange rates on the translation of European results into US$. The US$330 million increase in variable costs was due primarily to an increase in delivery (US$43 million), wood (US$60 million), energy (US$91 million) and pulp (US$130 million) costs. Fixed costs increases (US$96 million) were mainly attributable to increased personnel (US$76 million) and maintenance (US$17 million) costs. Cost increases reflect the adverse impact of increases in global commodity prices, particularly oil. Operating profit in fiscal 2007 compared to fiscal 2006 was favorably impacted by the significantly improved performances in all segments of the business. The major contributor to the improved performance was the improvement in sales, partly offset by some cost escalations. Of the US$363 million improvement in sales in fiscal 2007, US$123 million was attributable to volume improvements, US$179 million to price improvement and US$61 million due to the impact of exchange rates on reporting in US$. The major drivers of these changes are dealt with in more detail below.

The underlying reasons for the movement in our operating profit can be explained as follows:

Movements in the sales and variable and fixed cost components of the movement in operating profit are explained below. The items not dealt with in separate sections are as follows:

Plantation fair value:  This relates to the fair value adjustment of the timber assets of the Forestry operation of Forest Products. There is a fair value pricing and volume or growth component to the adjustment. The movement on this item is mainly impacted by timber selling prices, value of standing timber and costs of harvesting and delivery, the estimated growth rate or annual volume changes and discount rates applied. The parameters applied are all market related. Plantation values increased by US$67 million in the nine months ended June 2008, compared to an increase of US$113 million for the corresponding period in fiscal 2007. The increase was US$130 million positive in fiscal 2007, US$104 million positive in fiscal 2006 and US$118 million positive in fiscal 2005.

Impairment:  In fiscal 2005, impairment charges were US$182 million in SFPNA, and US$49 million in Forest Products for a total of US$231 million. During fiscal 2006, Forest Products, due to the improved performance of the mill, reversed the impairment of the Usutu mill resulting in a credit to profit of US$40 million. This resulted in an improvement of reported profitability from fiscal 2005 to fiscal 2006 of US$271 million due to changes to impairment charges.

Sale of Nash:  The SFPE Nash mill was closed in May 2006 and the operations were transferred to other operations in our Group. The mill property was sold during fiscal 2007 and realized a profit of US$26 million.

Fire damage:  During July and August 2007 the forestry operations of Forest Products experienced devastating fires across a wide area of afforested land. The cost of fighting these fires and of the forest destroyed, net of salvage, was US$17 million.

Sales

Group

	Nine Months ended June 2008			Nine Months ended June 2007	2007			2006			2005
		Variance				Variance			Variance
Sales Volume	Volume	Volume	%	Volume	Volume	Volume	%	Volume	Volume	%	Volume
	(Tonnes ’000, except percentages)
Fine Paper
North America	1,164	56	5	1,108	1,506	80	6	1,426	(7)	—	1,433
Europe	1,918	58	3	1,860	2,493	43	2	2,450	23	1	2,427
South Africa	246	(14)	(5)	260	350	22	7	328	11	3	317
Total	3,328	100	3	3,228	4,349	145	3	4,204	27	1	4,177
Forest Products
Pulp & Paper	1,039	(28)	(3)	1,067	1,484	14	1	1,470	(95)	(6)	1,565
Forestry	726	(62)	(8)	788	1,030	(495)	(32)	1,525	(212)	(12)	1,737
Total	1,765	(90)	(5)	1,855	2,514	(481)	(16)	2,995	(307)	(9)	3,302
Total	5,093	10	—	5,083	6,863	(336)	(5)	7,199	(280)	(4)	7,479

	Nine Months ended June 2008			Nine Months ended June 2007
		Variance
Sales Value	Value	Value	%	Value
	(US$ million, except percentages)
Fine Paper
North America	1,231	124	11	1,107
Europe	2,040	272	15	1,768
South Africa	271	8	3	263
Total	3,542	404	13	3,138
Forest Products
Pulp & Paper	747	53	8	694
Forestry	55	5	10	50
Total	802	58	8	744
Total	4,344	462	12	3,882

	2007			2006			2005
		Variance			Variance
Sales Value	Value	Value	%	Value	Value	%	Value
	(US$ million)
Fine Paper
North America	1,511	72	5	1,439	(19)	(1)	1,458
Europe	2,387	193	9	2,194	(45)	(2)	2,239
South Africa	358	33	10	325	2	1	323
Total	4,256	298	8	3,958	(62)	(2)	4,020
Forest Products
Pulp & Paper	979	83	9	896	(12)	(1)	908
Forestry	69	(18)	(21)	87	(3)	(3)	90
Total	1,048	65	7	983	(15)	(2)	998
Total	5,304	363	7	4,941	(77)	(2)	5,018

	Nine Months ended June 2008
Sales Variance Analysis vs. Comparable Period in Previous Year	Volume	Price	Exchange Rate	Total
	(US$ million)
Fine Paper
North America	56	68		124
Europe	55	(39)	256	272
South Africa	(14)	26	(4)	8
Total	97	55	252	404
Forest Products
Pulp & Paper	(18)	83	(12)	53
Forestry	(4)	10	(1)	5
Total	(22)	93	(13)	58
Total	75	148	239	462

The three factors impacting sales are volume, price and exchange rate. The South African and European businesses transact in Rand and euro respectively, but the results of their operations are translated into US dollars for reporting purposes. The movement in the exchange rate from local currency to US dollars during periods of high volatility significantly impacts reported results from one period to the next. Sales improvement was a major contributor to sustained profitability as it partly offset the impact of cost escalations in the nine months ended June 2008. Volume contributed US$75 million, price realisation US$148 million and exchange rate US$239 million to the US$462 million improvement in sales value for the nine months ended June 2008, when compared to the nine months ended June 2007. The Fine Paper European US$55 million and Fine Paper North American US$56 million improvements in sales volumes were partly offset by negative volume contributions from Fine Paper South Africa (US$14 million) and Forest Products (US$22 million). Positive price contributions from Fine Paper North America (US$68 million), Fine Paper South Africa (US$26 million) and Forest Products (US$93 million) were partly offset by negative pricing impacts in Fine Paper Europe (US$39 million). Positive exchange rate impacts in Europe (US$256 million) were partly offset by negative impacts at Fine Paper South Africa (US$4 million) and Forest Products (US$13 million).

	2007				2006
Sales Variance Analysis vs. Previous Year	Volume	Price	Exchange Rate	Total	Volume	Price	Exchange Rate	Total
	(US$ million)
Fine Paper
North America	81	(9)		72	(7)	(12)		(19)
Europe	39	(28)	182	194	21	(5)	(61)	(45)
South Africa	22	41	(30)	32	11	10	(19)	2
Total	142	4	152	298	25	(7)	(80)	(62)
Forest Products
Pulp & Paper	9	159	(85)	83	(55)	95	(52)	(12)
Forestry	(28)	16	(6)	(18)	(11)	13	(5)	(3)
Total	(19)	175	(91)	65	(66)	108	(57)	(15)
Total	123	179	61	363	(41)	101	(137)	(77)

The increase in sales volume in Fine Paper Europe and North America was attributable to an increase in customer market share in both regions. The decrease in volume losses in South Africa was largely due to operational issues with our production activities. In fiscal 2007, volumes improved as market share was more effectively retained and in some instances increased from previous levels. Volume growth at Fine Paper was not at expected levels during fiscal 2005 and fiscal 2006 as all regions experienced market share declines. Forest Products saw declines in pulp and paper volumes due to some loss of local market share in 2006 resulting from import substitution on the back of a much stronger local currency. In 2007, import substitution was less evident as the local currency had weakened against the US dollar making import substitution less attractive. Sappi Fine Paper South Africa experienced similar local market dynamics to Forest Products in 2006 with import substitution being a major threat. Production output difficulties in the nine months ended June 2008, fiscal 2007 and fiscal 2006 at Kraft and the impact of the Saiccor expansion project in the nine months ended June 2008 impacted Forest Products sales volumes adversely. The decline in external timber sales volumes reflects efforts to reduce these sales in order to protect timber stocks in anticipation of the increased Group demand that will occur when the Saiccor upgrade is at full capacity. This situation has been exacerbated by the fires in 2007.

Sales price development by region in US$/tonne is as follows:

	Nine Months to June 2008			Nine Months to June 2007	2007			2006			2005
		Variance				Variance			Variance
Sales Price Development	US$/ Tonne	US$/ Tonne	%	US$/ Tonne	US$/ Tonne	US$/ Tonne	%	US$/ Tonne	US$/ Tonne	%	US$/ Tonne
Fine Paper
North America	1,058	59	6	999	1,003	(6)	(1)	1,009	(8)	(1)	1,017
Europe	1,064	113	12	951	957	61	7	896	(27)	(3)	923
South Africa	1,102	90	9	1,012	1,023	32	3	991	(28)	(3)	1,019
Total	1,064	92	9	972	979	38	4	941	(21)	(2)	962
Forest Products
Pulp & Paper	719	69	11	650	660	50	8	610	30	5	580
Forestry	76	13	21	63	67	10	18	57	5	10	52
Total	454	53	13	401	417	89	27	328	26	9	302
Total	853	89	12	764	773	87	13	686	15	2	671

Sappi Fine Paper North America

The average price for the nine months ended June 2008 increased to US$1,058 per tonne from US$999 per tonne for the nine months ended June 2007 as a result of a weaker US dollar and a sales and marketing strategy that was more focused on price levels. The average price realized decreased to US$1,003 per tonne in fiscal 2007 from US$1,009 per tonne in fiscal 2006 and US$1,017 per tonne in fiscal 2005 due to continued market pricing and competition pressure. The major contributor to improved sales is volume resulting from market share gain in the nine months ended June 2008 and fiscal 2007. Volumes in fiscal 2006 were adversely affected by declines in market share due to increased import substitution. There is no exchange rate impact as the translation currency is the same as the reporting currency, namely the US dollar.

Sappi Fine Paper Europe

The average price for the nine months ended June 2008 increased to US$1,064 per tonne from US$951 per tonne for the nine months ended June 2007 due mainly to the depreciation of the US$ against the Euro. Average prices realized in US dollar terms were US$957 per tonne in fiscal 2007, US$61 per tonne up from US$896 per tonne in fiscal 2006, which was US$27 per tonne down from the US$923 per tonne in fiscal 2005. Pricing in Europe has been under pressure since fiscal 2005 due to strong competition for local market position largely due to the weakening of the US dollar. The average exchange rate for the nine months ended June 2008 was US$1.50/Euro, compared to an average of US$1.31/Euro in the same period during fiscal 2007. Pricing in US dollars benefits from the depreciation of the US dollar against the euro when euro values are translated into the US dollar reporting currency. From fiscal 2005 to fiscal 2007 the US dollar declined 19% from US$1.20/Euro to US$1.42/Euro. Volumes have, since fiscal 2005, been impacted by changes in market share resulting from attempts to improve pricing and increasing competition in local markets.

Sappi Fine Paper South Africa

The average price for the nine months ended June 2008 compared to the nine months ended June 2007 increased to US$1,102 per tonne from US$1,012 per tonne for the nine months ended June 2007. The average price realized at SFPSA in US dollar terms increased to US$1,023 per tonne in fiscal 2007 from US$991 per tonne in fiscal 2006 after declining from US$1,019 per tonne in fiscal 2005. During 2006, the region experienced pricing pressure due to import substitution as a result of the strength of the Rand against the US dollar. In 2007, the Rand weakened, lessening the threat and creating the climate for price increases. This trend has continued into fiscal 2008. The weakening of the currency also reduces import substitution volumes creating increased demand for locally produced product. The average exchange rate for the nine months ended June 2008 was ZAR7.32/US$, compared to an average of ZAR7.21/US$ in the same period during fiscal 2007, ZAR7.17/US$ in fiscal 2007, ZAR6.60/US$ in fiscal 2006 and ZAR6.24/US$ in fiscal 2005. The commercial benefit achieved as a result of the relatively weaker Rand was partly offset by an adverse impact on the translation of results into the reporting currency (US dollars).

Forest Products

Timber volumes at Forest Products have shown a decline as the region reduced external sales in order to conserve and build timber supply inventories in anticipation of the full commissioning of the Saiccor upgrade. Recent fires have placed inventories under further pressure and strategic plans to secure long term fiber supplies are being implemented. A major determinant of pricing in both the Kraft and Saiccor businesses of Forest Products is the international NBSK price. Its price remained high during the nine months ended June 2008 at an average of US$872/tonne, which was higher than the price as at the close of fiscal 2007 of US$811 per tonne. These prices were at historical highs and contributed to increasing sales value for both the Kraft and Saiccor businesses. Hardwood Pulp sales, which form a major portion of Kraft sales, have also experienced favorable pricing conditions with an average market price at US$791/tonne. Hardwood pulp was at US$720 per tonne at end of fiscal 2007. Kraft’s local packaging board sales have also benefited from the depreciation of the Rand against the US dollar which results in a decrease in import substitution and an increase in both local pricing and volumes. The commercial benefit achieved as a result of the relatively weaker Rand was partly offset by the adverse impact of the translation results into the reporting currency (US dollars).

Operating expenses

An analysis of our operating expenses is as follows:

	Nine Months ended June 2008				Nine Months ended June 2007
			Variance
Operating Costs	Costs US$ Million	US$/Tonne	Value	%	Costs US$ Million	US$/Tonne
Variable Costs
Delivery	371	73	43	13	328	65
Manufacturing	2,258	443	287	15	1,971	388
Total Variable	2,629	516	330	14	2,299	453
Fixed Costs	1,434	282	96	7	1,338	263
Fair value plantation	(67)	(13)	46	(41)	(113)	(22)
Impairment	—	—	—	—	—	—
Restructuring	—	—	—	—	—	—
Pension cost	—	—	—	—	—	—
Profit on sale of Nash	—	—	—	—	—	—
Fire damage	—	—	—	—	—	—
Other	59	12	(3)	(5)	62	12
Total	4,055	797	469	13	3,586	706

	2007				2006				2005
			Variance				Variance
Operating Costs	Costs US$ Million	US$/ Tonne	Value	%	Costs US$ Million	US$/ Tonne	Value	%	Costs US$ Million	US$/ Tonne
Variable Costs
Delivery	453	66	12	3	441	61	(10)	(2)	451	60
Manufacturing	2,685	391	169	7	2,516	349	90	4	2,426	324
Total Variable	3,138	457	181	6	2,957	410	80	3	2,877	384
Fixed Costs	1,808	263	9	1	1,799	250	(135)	(7)	1,934	259
Fair value plantation	(130)	(19)	(26)	25	(104)	(14)	14	(12)	(118)	(16)
Impairment	—	—	31	(100)	(31)	(4)	(262)	(113)	231	31
Restructuring	(7)	(1)	(57)	(114)	50	7	29	138	21	3
Pension cost	—	—	1	(100)	(1)	—	(42)	(102)	41	5
Profit on sale of Nash	(26)	(4)	(26)	—	—	—	—	—	—	—
Fire damage	17	2	17	—	—	—	—	—	—	—
Other	121	18	(25)	(17)	146	20	5	4	141	19
Total	4,921	716	105	2	4,816	669	(311)	(6)	5,127	685

In the analysis which follows cost per tonne has been based on sales tonnes. The fair value pricing adjustment, impairment charge, profit on sale of Nash mill and fire damage items are discussed under “Overview”. The restructuring charge in 2006 relates to a provision created at SFPE for the restructuring as a result of the cost and operational improvement project run in the region. The US$7 million reversal in 2007 relates to the balance of this restructuring provision not utilized. This project was implemented and benefits started to flow to the region in 2007. The pension cost reversal in 2006 relates to the impact of the changes to IFRS and restructuring of certain of our post employment benefit funds. Variable and fixed costs have been analyzed in more detail below.

Variable manufacturing costs

Group

Variable manufacturing costs relate to costs of inputs which vary directly with output. Other costs relate to inputs such as electricity, water, fillers and consumables. Our variable costs are impacted by sales volume, exchange rate impacts on translation of European and South African businesses into US dollars, and the underlying costs of inputs. In the analysis and discussion of variable costs, volume reflects the changes in cost attributable to sales volume changes, costs refer to changes in input costs and exchange rate relates to the impact of the movement in exchange rate on the translation from local currency to US dollars for reporting purposes at Fine Paper Europe and South Africa. The major contributors to variable cost escalations at a Group level were the impact of the exchange rate on translation of the European and South African operations into the US dollar reporting currency and actual input cost escalations. See “—Currency Fluctuations” for exchange rate movements. Increases due to volume are related to the movement in sales volumes year on year and changes in usage. Cost escalations are being driven by international commodity price movements. The two major cost drivers have been oil and pulp price movements.

An analysis of the impact of these components is as follows:

	Nine Months ended June 2008				Nine Months ended June 2007
			Variance
Variable Manufacturing Costs	US$ Million	US$/Tonne	Value	%	US$ Million	US$/Tonne
Wood	535	105	60	13	475	93
Energy	417	82	91	28	326	64
Pulp	598	117	130	28	468	92
Chemical & Other	708	139	6	1	702	138
Total	2,258	443	287	15	1,971	388

	2007				2006				2005
			Variance				Variance
Variable Manufacturing Costs	US$ Million	US$/ Tonne	Value	%	US$ Million	US$/ Tonne	Value	%	US$ Million	US$/ Tonne
Wood	635	93	4	1	631	88	(16)	(2)	647	87
Energy	438	64	5	1	433	60	68	19	365	49
Pulp	623	91	60	11	563	78	49	10	514	69
Chemical & Other	989	143	100	11	889	124	(11)	(1)	900	120
Total	2,685	391	169	7	2,516	350	90	4	2,426	324

	Nine Months ended June 2008
Variable Cost Movement Analysis vs. Comparable Period in Previous Year	Volume	Exchange Rate	Price	Total
	(US$ million)
Wood	33	17	10	60
Energy	11	24	56	91
Pulp	48	50	32	130
Chemical & Other	(77)	55	28	6
Total	15	146	126	287

	2007				2006
Variable Cost Movement Analysis vs. Previous Year	Volume	Exchange Rate	Price	Total	Volume	Exchange Rate	Price	Total
	(US$ million)
Wood	(43)	5	42	4	(39)	(9)	32	(16)
Energy	(7)	7	5	5	(3)	(11)	82	68
Pulp	(15)	25	50	60	25	(14)	38	49
Chemical & Other	71	26	3	100	17	(27)	(1)	(11)
Total	6	63	100	169	—	(61)	151	90

The regional variable costs in the table below are regional operating costs excluding consolidation adjustments and reallocation and represent the operating costs as reported internally at a regional level for management purposes.

	Nine Months ended June 2008				Nine Months ended June 2007
			Variance
Regional Variable Manufacturing Costs	US$ Million	US$/Tonne	Value	%	US$ Million	US$/Tonne
SFPNA	682	586	40	6	642	579
SFPE	1,206	629	189	19	1,017	547
SFPSA	160	650	2	1	158	608
Forest Products	386	219	57	17	329	177

	2007				2006				2005
			Variance				Variance
Regional Variable Manufacturing Costs	US$ Million	US$/ Tonne	Value	%	US$ Million	US$/ Tonne	Value	%	US$ Million	US$/ Tonne
SFPNA	869	577	44	5	825	579	42	5	783	546
SFPE	1,370	550	139	11	1,231	502	63	5	1,168	481
SFPSA	210	600	7	3	203	619	7	4	196	618
Forest Products	462	184	(22)	(5)	484	162	(6)	(1)	490	148

An analysis of variable cost developments by regions is as follows:

Sappi Fine Paper North America

Wood costs and product re-design have been major focus areas in the region in recent years with improved management systems and processes being introduced in order to address escalating costs. However, market conditions and escalating energy costs have resulted in wood costs for the nine months ended June 2008 increasing to US$124 per tonne compared to US$117 per tonne for the corresponding period in the prior fiscal year. Wood costs decreased to US$98 per tonne in fiscal 2007 from US$110 per tonne in fiscal 2006 and US$111 per tonne in fiscal 2005. Energy costs are largely driven by international crude oil prices. Given the escalating cost of energy, the region has embarked on a number of energy utilization improvement plans which have contributed to a reduction in energy costs relative to the potential impact of oil price movements. Pulp costs are driven by the cost of bought-in non-integrated pulp. Escalating international pulp pricing in US$ have contributed to the cost increases. Cost management remains a major focus area with product design being constantly reviewed in order to ensure products are not over-designed for intended use, thereby minimizing costs.

Sappi Fine Paper Europe

SFPE has experienced a number of cost pressures during the nine months ended June 2008 and fiscal 2007. Wood costs are being driven by specific supply and demand issues as well as increased demand for alternative renewable fuels in Europe. International crude oil prices have driven energy and other oil-based input costs up significantly in recent years. Significant cost reduction initiatives have managed to curtail the increased pressure from escalating commodity input costs to some extent through process as well as product re-engineering initiatives. Escalating international pulp prices have increased the cost of non-integrated pulp. The region has been protected to some extent by the relative strength of the euro against the US dollar for US dollar-based inputs, such as pulp and certain chemicals. However, when reporting, costs in US dollars increase significantly due to the impact of the exchange rate on the translation of costs from euro into US dollars.

Sappi Fine Paper South Africa

The region has minimal external purchased wood input costs as wood is supplied by the forestry operations of Forest Products. The costs of producing and supplying timber for own consumption are included in fixed and variable costs, according to their nature. The costs of growing timber are accounted for as silvicultural costs. In Rand, the region’s costs have shown increases in year-on-year comparison and in the nine months ended June 2008 as compared to the same period in the previous year. These increases are largely attributable to the impact of the weakening of the Rand against the US dollar on US dollar-based inputs. The major contributors have been purchased pulp, energy and chemical input costs, which are being driven by international oil, commodity price pressures and the impact of the exchange rate movements.

Forest Products

The wood cost at Forest Products relates to the cost of timber consumed that is purchased externally by Forestry. Wood pricing is driven by export parity pricing pressures which reflect both the international trend in wood pricing and the impact of the ZAR/US$ exchange rate dynamics. The cost of local timber has been escalating due to increased demand from both major local paper producers and exporters. The pool of non-integrated timber in South Africa is relatively small and currently very costly due to the increasing demand. The impact of pulp cost movements are limited as in the region we only purchase pulp in instances when we experience pulp production capacity issues that limit supply. Chemical and other costs are being driven by a combination of escalating international commodity prices and the impact of the depreciation of the Rand relative to US dollars on US dollar-based variable inputs.

Fixed costs

Group

A summary of our major fixed cost components is as follows:

	Nine Months ended June 2008				Nine Months ended June 2007
			Variance
Fixed Costs	US$ Million	US$/Tonne	Value	%	US$ Million	US$/Tonne
Personnel	763	150	76	11	687	135
Maintenance	188	37	17	10	171	34
Depreciation	281	55	—	—	281	55
Other	202	40	3	2	199	39
Total	1,434	282	96	7	1,338	263

	2007				2006				2005
			Variance				Variance
Fixed Costs	US$ Million	US$/ Tonne	Value	%	US$ Million	US$/ Tonne	Value	%	US$ Million	US$/ Tonne
Personnel	926	135	48	5	878	122	(103)	(10)	981	131
Maintenance	236	34	7	3	229	32	(29)	(11)	258	34
Depreciation	372	54	(15)	(4)	387	54	(29)	(7)	416	56
Other	274	40	(31)	(10)	305	42	26	9	279	37
Total	1,808	263	9	1	1,799	250	(135)	(7)	1,934	259

The regional fixed costs in the table below are regional operating costs excluding consolidation adjustments and reallocations and represent the operating costs as reported internally at a regional level for management purposes.

	Nine Months ended June 2008				Nine Months ended June 2007
			Variance
Regional Fixed Costs	US$ Million	US$/Tonne	Value	%	US$ Million	US$/Tonne
SFPNA	411	353	7	2	404	365
SFPE	651	339	65	11	586	315
SFPSA	84	341	5	6	79	304
Forest Products	302	171	31	11	271	146

	2007				2006				2005
			Variance				Variance
Regional Fixed Costs	US$ Million	US$/ Tonne	Value	%	US$ Million	US$/ Tonne	Value	%	US$ Million	US$/ Tonne
SFPNA	542	360	(19)	(3)	561	393	(59)	(10)	620	433
SFPE	778	312	8	1	770	314	(52)	(6)	822	339
SFPSA	107	306	3	3	104	317	(8)	(7)	112	353
Forest Products	374	149	(3)	(1)	377	126	(36)	(9)	413	125

Sappi Fine Paper North America

The region has been involved in restructuring and cost reduction processes in recent years and the benefits of these initiatives are contributing to the fixed cost reductions after fiscal 2005.

Sappi Fine Paper Europe

During fiscal 2006, the region embarked on a major restructuring project aimed at reducing costs and improving efficiencies, which has been the major contributor to the cost reductions in fiscal 2006. Included in the program was a significant headcount reduction. 2006 personnel costs were also impacted by a post-employment benefit credit of US$11 million. Fixed costs in US dollars in fiscal 2007 were US$8 million higher than fiscal 2006 which was US$52 million lower than fiscal 2005 due to the impact of the currency on translation. In the nine months ended June 2008, cost saving initiatives remained a key focus area.

Sappi Fine Paper South Africa and Forest Products

In the nine months ended June 2008, personnel and maintenance cost increases in local currency remained the major drivers of fixed cost increases. These cost increases were, in US dollars, offset by the impact of the exchange rate on translation of the costs into the US dollar reporting currency. Personnel costs are under pressure from labor rate increases due to cost of living adjustments and the impact of the skills shortage on labor rates, particularly in the skilled technical functions.

Net Finance Costs

Net finance costs consists of gross interest and other finance costs net of interest received, interest capitalized, foreign exchange gains and losses and change in fair value of financial instruments. Net finance costs for the nine months ended June 2008 were US$100 million as compared to US$107 million for the nine months ended June 2007. Net finance costs were US$134 million in 2007, US$130 million in 2006 and US$80 million in 2005. Net interest cost for the nine months ended June 2008 decreased by US$6 million to US$106 million as compared to the corresponding period the previous year. Net interest cost increased in 2007 from 2006 by US$16 million to US$152 million.

Cash interest cover (cash generated by operations divided by net finance costs (before capitalized interest)) for the nine months ended June 2008 increased to 4.22 times from 3.7 times for the corresponding period in 2007. Cash interest cover also increased from 2.9 times in 2006 to 3.8 times for 2007. The increases in the nine months ended June 2008 and fiscal 2007 were mainly due to higher cash generated by operations.

Finance costs capitalized for the nine months ended June 2008 were US$16 million compared to US$8 million for the corresponding period in 2007. Finance costs capitalized were US$14 million in 2007 and US$2 million in 2006. Finance costs capitalized relate primarily to the capitalized interest on major projects under construction, in particular the Saiccor upgrade.

Taxation

The taxation charge for the nine months ended June 2008 was US$55 million (effective tax rate 29%) compared to US$62 million (effective tax rate 33%) for the corresponding period in 2007. The taxation charge for fiscal 2007 was US$47 million (fiscal 2006: US$1 million benefit; fiscal 2005: US$5 million benefit) corresponding to an effective tax rate of 19% (fiscal 2006: 15%; fiscal 2005: 3%). The effective tax rate is impacted by the magnitude of the fair value price adjustment of plantations relative to operating profitability, which affects the deferred tax provision as well as the geographical source of operating profit in a particular period. Also the expected taxation (fiscal 2007: US$68 million charge; fiscal 2006: US$13 million benefit; fiscal 2005: US$109 million benefit), which is derived by applying the average statutory tax rate applicable to our profit and loss making tax entities, respectively, was favorably impacted by announced tax rate reductions in Germany (fiscal 2007: US$19 million; fiscal 2006: nil; fiscal 2005: nil), the Netherlands (fiscal 2007: US$2 million; fiscal 2006: US$1 million; fiscal 2005: US$4 million) and South Africa (fiscal 2007: nil; fiscal 2006: nil; fiscal 2005: US$9 million). Certain of our Group’s profits are not taxed as a result of losses carried forward or favorable permanent differences. Tax relief was not taken on the taxation losses of certain loss-making entities due to management’s judgment that these taxation losses may not be recoverable in the near future (net impact fiscal 2007: US$1 million benefit; fiscal 2006: US$3 million charge; fiscal 2005: US$93 million charge). The Secondary Tax on Companies (nine months ended June 2008: US$7 million; fiscal 2007: US$8 million; fiscal 2006: US$9 million; fiscal 2005: US$8 million) relates to South African tax on the dividend.

Net Profit

Net profit for the nine months ended June 2008 increased to US$134 million compared to US$127 million for the corresponding period in 2007. Net profit increased to US$202 million in fiscal 2007 from a loss of US$4 million in fiscal 2006 and a loss of US$184 million in fiscal 2005. The increased profitability in the nine months ended June 2008 as compared to the corresponding period in 2007 was mainly attributable to lower finance (US$7 million) and tax (US$7 million) charges partly offset by lower operating profits (US$7 million). The increased profitability in fiscal 2007 was mainly due to improved sales. The factors impacting operating profitability have been dealt with in the sales and cost discussions above. Net loss in fiscal 2005 was impacted by the Muskegon and Usutu impairment charges of US$231 million pre-tax. Restructuring charges in Europe were partly offset, in fiscal 2006, by the reversal of impairment on Usutu mill at Sappi Forest Products.

Basic earnings per share for the nine months ended June 2008 were 59 US cents, compared with 56 US cents for the corresponding period in 2007. Basic earnings per share increased from a loss of 2 US cents per share in 2006 (2005: 81 US cents loss per share) to an income of 89 US cents per share in 2007.

Liquidity and Capital Resources

Cash Flow—Operations

An analysis of cash flow for our Group is as follows:

	Nine Months ended June
Cash Flow	2008	2007	2007	2006	2005
	(US$ million)
Cash generated by operations	487	424	585	396	569
Movement in working capital	(134)	(80)	60	(17)	(30)
Finance costs	(150)	(109)	(162)	(138)	(127)
Taxation	(56)	(18)	(27)	(13)	(43)
Capital expenditure	(368)	(320)	(442)	(303)	(293)
Cash generated utilized	(277)	(117)	24	(127)	(78)

Cash generated from operations for the nine months ended June 2008 was US$487 million compared to US$424 million for the corresponding period in 2007. Profit for the period (US$134 million) increased by US$7 million compared to the same period 2007 (US$127 million). Cash generated was reduced by finance costs paid (net of interest income) of US$150 million US$41 million more than for the corresponding period in 2007, taxation paid of US$56 million US$38 million more than for the corresponding period in 2007. Finance costs paid during the nine months ended June 2007 were US$109 million and taxation paid US$18 million. Working capital decreased by US$134 million during the nine months ended June 2008 and decreased by US$80 million during the nine months ended June 2007.

Cash generated from operations during fiscal 2007 was US$585 million compared to US$396 million in fiscal 2006, an increase of US$222 million in cash generated compared to fiscal 2006 (fiscal 2005 cash generated by operations was US$569 million). Operating Profit (US$383 million) improved by US$258 million as against fiscal 2006 operating profit (US$125 million). Fiscal 2005 operating loss was US$109 million. Cash generated was reduced by finance costs paid (net of interest income) of US$162 million (US$24 million more than fiscal 2006), taxation paid of US$27 million (US$14 million more than 2006). Finance costs paid in 2006 were US$138 million (fiscal 2005 US$127 million) and taxation paid US$13 million (fiscal 2005 US$43 million). Working capital reduced by US$60 million in fiscal 2007 and increased US$17 million in fiscal 2006 and US$30 million in fiscal 2005.

Total non-cash items included the following:

	Nine Months ended June
Non-cash Items	2008	2007	2007	2006	2005
	(US$ million)
Depreciation	283	282	374	391	422
Fellings	61	52	70	74	66
Asset Impairments & closures	3	1	2	(14)	232
Plantation fair value-price	(12)	(56)	(54)	(34)	(60)
Plantation fair value-volume	(55)	(57)	(76)	(70)	(58)
Post-employment benefits	(65)	(80)	(101)	(68)	—
Other	(17)	(14)	(13)	(9)	76
	198	128	202	270	678

The fiscal 2005 impairment charges related mainly to the Sappi North American Muskegon and Forest Products Usutu mills. The Usutu impairment was reversed in fiscal 2006 (US$40 million). Impairment charges for the nine months ended June 2008 and 2007 related mainly to the ongoing impairment of capital expenditure at impaired mills.

Net working capital changes are shown in the graph below:

Working Capital Movement—US$ million

Investing

Cash utilized in investing activities was US$351 million in the nine months ended June 2008, US$265 million in the same period 2007, US$364 million in fiscal 2007, US$287 million in fiscal 2006 and US$379 million in fiscal 2005.

	Nine Months ended June
Investing Activities	2008	2007	2007	2006	2005
	(US$ million)
Capital expenditure	368	320	442	303	293
Proceeds on disposals	(3)	(48)	(50)	(5)	(5)
Investments and loans	(14)	(7)	(28)	(11)	91
	351	265	364	287	379

Capital Expenditure by region is as follows:

	Nine Months ended June
Capital Expenditure by Region	2008	2007	2007	2006	2005
	(US$ million)
SFPNA	98	28	42	48	76
SFPE	48	72	102	136	109
SFPSA	5	6	12	19	22
Forest Products	217	213	285	99	83
Other	—	1	1	1	3
Total	368	320	442	303	293

Capital expenditure excludes capitalized interest.

Capital Expenditure to Expand Operations

Set out below is a summary of our capital expenditure to expand operations:

	Nine Months ended June
	2008	2007	2007	2006	2005	Rationale
	(US$ million)
Sappi Fine Paper North America	—	—	1	—	26	Relates in 2005 mainly to product improvement and cost reductions at Cloquet mill.
Sappi Fine Paper Europe	4	48	59	81	58	The majority of the spend relates to the energy supply project at Gratkorn mill.
Sappi Forest Products—Saiccor	190	206	247	32	—	Relating to the capacity increase project at Saiccor.
Sappi Forest Products—Other	10	—	18	29	27	Relating mainly to process improvement.
Sappi Fine Paper South Africa	1	—	1	1	—
Total	205	254	326	143	111

Our capital expenditure program varies from year to year and from period to period, and expenditure in one year or period is not necessarily indicative of future capital expenditure. Capital expenditure to expand operations in fiscal 2008 primarily consisted of investments at Sappi Forest Products Saiccor mill. The expansion of the existing capacity, announced in August 2006, at Sappi Saiccor in South Africa, where Chemical Cellulose products are produced, was completed in the second quarter of 2008 and commissioned in August 2008. The previous capacity of the mill was approximately 600,000 tonnes per annum. The expansion has increased capacity to approximately 800,000 tonnes per annum. The investments at Sappi Fine Paper Europe related mainly to a major project at our European Gratkorn mill for a new energy supply (fiscal 2007 €37 million and fiscal 2006 €13 million). Total capital spending for our Group during the nine months ended June 2008 was 130% of depreciation. For fiscal 2007, total capital spending was 118% of depreciation, and 77% in 2006 and 70% in 2005. Capital spending is expected to be funded primarily through internally generated funds. For further details about our capital commitments, see note 26 to our audited financial statements and note 6 to our interim financial information.

We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programs, including investments relating to maintaining operations. Capital spending for investment relating to maintaining operations during the nine months ended June 2008 and 2007 amounted to US$163 million and US$66 million, respectively, and during fiscal 2007 and fiscal 2006 amounted to approximately US$116 million and US$160 million, respectively (2005: US$183 million). The capital expenditure program for these fiscal years was funded primarily through internally generated funds.

Financing

General

	Nine Months ended June
Gross Debt	2008	2007	2007	2006	2005
	(US$ million)
Long-term interest-bearing liabilities	1,882	1,623	1,828	1,634	1,600
Short-term interest-bearing liabilities	990	854	771	694	616
Bank overdraft	22	23	22	9	159
Gross interest-bearing liabilities	2,894	2,500	2,621	2,337	2,375

	Nine Months ended June
Cash Position	2008	2007	2007	2006	2005
	(US$ million)
Cash equivalents	227	187	364	224	367
Cash position	227	187	364	224	367

Approximately 47% of total assets are funded by gross debt as is shown in the table below:

	Nine Months ended June
Total Assets Excluding Cash Equivalents	2008	2007	2007	2006	2005
	(US$ million)
Gross interest-bearing liabilities	2,894	2,500	2,621	2,337	2,375
Shareholder’s equity	1,669	1,635	1,816	1,386	1,589
Other liabilities	1,769	1,847	1,907	1,794	1,925
Cash equivalents	(227)	(187)	(364)	(224)	(367)
Total assets excluding cash equivalents	6,105	5,795	5,980	5,293	5,522

	Nine Months ended June
Total Assets Excluding Cash Equivalents	2008	2007	2007	2006	2005
	(US$ million)
Gross interest-bearing liabilities	47	43	44	44	43
Shareholder’s equity	28	28	30	26	29
Other liabilities	29	32	32	34	35
Cash equivalents	(4)	(3)	(6)	(4)	(7)
Total assets excluding cash equivalents	100	100	100	100	100

The movement in gross debt is explained below.

	Nine Months ended June
Gross Debt Movement Analysis	2008	2007	2007	2006
	(US$ million)
Gross debt-beginning of period	2,621	2,337	2,337	2,375
Cash (generated)/utilized during period	277	117	(24)	127
Currency & fair value impact	133	83	168	(22)
	3,031	2,537	2,481	2,480
Increase/(decline) in cash equivalents	(137)	(37)	140	(143)
Gross debt-end of period	2,894	2,500	2,621	2,337

Since the end of fiscal 2007 ended June 2008, gross debt has increased by US$273 million. US$133 million of this increase was due to the impact of translating Euro and ZAR debt into the weakening US$. During this period we have utilized US$277 million of cash. In fiscal 2007, gross debt increased by US$284 million, of which US$168 million was due to the impact of translating Euro and ZAR debt into the weakening US$. During this period we generated US$24 million of cash.

Debt Profile

The make-up of our gross debt is set out in the table below.

	Nine Months ended June
Debt Profile	2008	2007	2007	2006	2005
	(US$ million)
Long-term debt	1,882	1,623	1,828	1,634	1,600
Short-term debt	990	854	771	694	616
Bank overdraft	22	23	22	9	159
Gross interest-bearing liabilities	2,894	2,500	2,621	2,337	2,375

Short-term debt as of June 2008 and 2007 includes an amount of US$393 million and US$342 million, respectively. Short-term debt includes an amount of US$354 million in fiscal 2007, US$347 million in fiscal 2006 and US$346 million in fiscal 2005 of securitized receivables funding under various revolving securitization programs.

The average maturity of our debt as at June 2008 is shown below.

Short-term debt and overdraft funding was US$1,012 million at June 2008 and US$793 million as of September 2007. Of this, US$393 million at June 2008 and US$354 million at September 2007 was in the form of revolving securitized receivable funding which in the normal course we expect to continue to be available. For further information on our borrowing facilities secured by trade receivables, refer to Note 21 to our annual financial statements.

We had unutilized committed and uncommitted borrowing facilities of US$1,401 million at June 2008 and US$1,210 million at September 2007. The committed facilities were largely in terms of the undrawn portion of our Euro 600 million syndicated loan facility.

During September 2007, a second ZAR1 billion (approximately US$150 million) was raised under the domestic South African medium-term note program which was established in 2006. The maturity of this bond is 4 years and the proceeds were applied to refinance short-term ZAR debt.

The make-up of our gross debt by currency is shown in the following table.

	At June 2008		2007		2006		2005
Gross debt by currency ratio	%	US$ million	%	US$ million	%	US$ million	%	US$ million
USD	34	997	37	964	48	1,125	43	1,012
EUR & CHF	52	1,503	49	1,294	40	933	46	1,105
ZAR	14	394	14	363	12	279	11	258
Total	100	2,894	100	2,621	100	2,337	100	2,375

Interest on Borrowings

To compare our borrowing costs with market rates, we convert interest rates on all debt to US$ equivalent rates. The resulting interest rate was 4.45% as of June 2008 before taking account of interest rate swaps taken up to swap US$857 million of borrowings from fixed to floating interest rates. As of September 2007 the resulting interest rate was 5.38% before taking account of interest rate swaps taken up to swap US$857 million of borrowings from fixed to floating interest rates.

The average maturity profile of our debt was 5.7 years as of June 2008 and 6.6 years as of September 2007. Compared with the six-year US dollar swap rate of 4.49% as at June 2008 and the seven-year US dollar swap rate (a benchmark rate at which borrowers with low credit risk transact in longer-term maturities) of 4.84% as of September 2007, our average interest cost was 4 basis points below the swap rate and 54 basis points above the swap rate for those periods, respectively.

The fixed to floating interest rate swaps decreased the total interest cost to 3.83% as of June 2008 and to 5.64% as of September 2007, which was 66 basis points below and 80 basis points above the relevant Dollar swap rate for those periods, respectively.

Most of our long-term debt was raised when our credit ratings were better than the current ratings and market conditions were more favorable. In current market circumstances and based on our current credit ratings, raising new debt or replacing existing debt would be at a margin higher than we are currently paying.

Interest Rate Risk

We have a policy of maintaining a balance between fixed and variable rate loans which enables it to minimize the impact of borrowing costs on reported earnings. Hedging activity in relation to borrowings are restricted to interest rate swaps and where appropriate, cross-currency swaps.

In fiscal 2007 and during the nine months ended June 2008, no further interest rate swaps were concluded and, as at both dates, the ratio of gross debt at fixed and floating interest rates was 49:51.

Covenants

Financial covenants apply to approximately US$1,383 million of our non-South African long-term debt. The debt is not subject to any rating triggers; however our ratings impact our interest costs. For the nine months ended June 2008 and for fiscal 2007 and fiscal 2006 we were within our covenants.

Vendor Loan Notes

As part of the consideration for the Acquired Business, Sappi Papier Holding GmbH intends to issue to M-real vendor loan notes (the “Vendor Loan Notes”) for a maximum of €250 million. The Vendor Loan Notes will constitute unsecured obligations and will be guaranteed as to payment of principal and interest by Sappi Limited, Sappi International S.A. and Sappi Trading Pulp AG. The Vendor Loan Notes will have a maturity of up to 48 months and will rank pari passu with our existing long-term debt. Certain terms of our existing Revolving Credit Facility (as defined below), including certain financial covenants, are incorporated by reference into the terms and conditions of the Vendor Loan Notes. Interest on the Vendor Loan Notes will be payable semi-annually in arrears at an initial interest rate of 9% per annum for the first interest period, increasing to 12% per annum for the second interest period, 14% per annum for the third interest period and 15% per annum thereafter. We may repay the Vendor Loan Notes at any time in tranches of €10 million.

Revolving Credit Facility

In June 2005, we entered into a revolving credit facility (as amended in September 2006, the “Revolving Credit Facility”) with a group of lenders, which provides, among other things, for up to €600 million of borrowing availability in Euros, US dollars or other currencies as determined under the agreement, and terminates on May 31, 2010. The annual interest rate on borrowings is calculated based on LIBOR or, for borrowings in Euro, EURIBOR, plus a margin varying between 0.25% and 0.60% depending on the credit rating assigned to Sappi Limited, and certain costs. Borrowings may be made by certain subsidiaries of Sappi Limited and are guaranteed by Sappi Limited and certain of its subsidiaries, subject to applicable statutory limitations. As of June 2008 and September 2007, we had an aggregate of US$320 million and US$142 million, respectively, drawn and outstanding under the Revolving Credit Facility. As of September 2008, we had an aggregate of US$297 million drawn and outstanding under the Revolving Credit Facility.

Availability of amounts under the Revolving Credit Facility is subject to compliance with financial covenants, which require that (i) at the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than 3.00:1; (ii) at the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the seven preceding quarters be not less than 3.50:1; (iii) the ratio of net debt to capitalization be not, at the end of any quarter, greater than 0.65:1; and (iv) with regard to Sappi Manufacturing (Pty) Ltd. and its subsidiaries only, the ratio of net debt to capitalization be not, at the end of any quarter, greater than 0.65:1, in each case as such terms are defined in the Revolving Credit Facility.

The Revolving Credit Facility contains customary events of default, such as failure to make payment of amounts due, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business (as defined in the Revolving Credit Facility). The agreement also contains customary affirmative and negative covenants restricting, among other things, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, mergers and dispositions. Failure to comply with a covenant or the occurrence of an event of default could result in the acceleration of payment obligations under the Revolving Credit Facility. As of September 2008, we were in compliance with these covenants.

2002 Guaranteed Notes

In June 2002, Sappi Papier Holding GmbH (then organized as an AG) issued US$500 million 6.75% guaranteed notes due 2012 and US$250 million 7.50% guaranteed notes due 2032 (together, the “2002 Notes”), guaranteed by Sappi Limited and Sappi International S.A. Interest under the Notes is payable semi-annually. The indentures governing the 2002 Notes provide for an optional redemption of the 2002 Notes, in whole or in part, at any time at a redemption price of the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted at a rate as determined under the indentures, together with, in each case, accrued interest.

The indentures governing the 2002 Notes contain events of default customary for investment grade debt, including failure to pay principal or interest, a default in any other indebtedness, certain enforcement actions against our property and certain bankruptcy events. The indentures also contain certain customary covenants, which restrict our ability to create liens, to enter into sale and leaseback transactions and to undertake mergers or consolidations.

Domestic Medium-Term Notes

On June 27, 2006, Sappi Manufacturing (Pty) Ltd. (“Sappi Manufacturing”) issued ZAR1 billion (US$146 million) Senior Unsecured Fixed Rate Notes (the “First Tranche”) under its ZAR3 billion (US$437 million) Domestic Medium-Term Note Program (the “Program”) at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013. On September 25, 2007, Sappi Manufacturing issued a second tranche of ZAR1 billion (US$146 million) Senior Unsecured Fixed Rate Notes (the “Second Tranche”) under the Program at a fixed interest rate of 10.64%. The interest on the securities issued under the Second Tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche mature on October 14, 2011. Sappi Manufacturing has also agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. With regard to the Second Tranche only, should a change of control event (more than 50% of the voting rights of Sappi Manufacturing be acquired by any party other than a subsidiary of Sappi Limited) and a negative rating event (a downgrade of Sappi Manufacturing’s national credit rating, currently at AA-, of below A-) occur, then the holders of the securities may within 60 days after the public announcement of the change of control having occurred, they can by way of an extraordinary resolution require the redemption of the notes.

Leverage

Gross debt to capitalization (the book value of gross debt plus shareholders’ equity) as calculated by most financial institutions is as follows.

	As of June
	2008	2007	2007	2006	2005
	(US$ million, except percentages)
Gross debt	2,894	2,500	2,621	2,337	2,375
Debt & equity	4,563	4,135	4,437	3,723	3,964
Gross debt to capitalization ratio	63%	60%	59%	63%	60%

Management monitors our indebtedness in the context of the various factors associated with determining an appropriate level of debt finance. These factors include the financial risk of the level of indebtedness, our credit ratings, the cost of debt and the expected return that can be earned on the investment for which the debt is incurred. In regard to our debt level we also monitor cash flow to net interest cover. We recognize that we operate in a mature industry that normally generates substantial and reasonably reliable cash flows and that management has significant flexibility to manage capital expenditure as a measure to control our cash flow.

For a description of how our level of indebtedness may impact our business and liquidity, see “Risk Factors—Risks Related to Our Business—Our Indebtedness may impair our financial and operating flexibility”.

Research and Development, Patents and Licenses

Our research and development efforts focus on the improvement of product quality and production processes as well as the development of new products and processes. Research and development is managed at a number of regional technology centers. These “centers of excellence” provide the basis to leverage unique sets of skills and provide customer-focused product development. We spent approximately US$24 million and US$22 million on research and development activities in the nine months ended June 2008 and 2007, respectively, and we spent approximately US$34 million, US$34 million and US$35 million during fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Off-Balance Sheet Arrangements

We have entered into certain asset-related finance arrangements for which various obligations, which are significant and related assets, are not included in our audited financial statements under IFRS. These Off-Balance Sheet Arrangements include:

●	lease arrangements described in note 26;

●	letters of credit discounting, Scheck-Wechsels and securitization facilities described in note 17; and

●	an equity accounted investment described in note 14.

In each case, notes refer to our audited financial statements, and are detailed as follows:

Lease Arrangements.  In 1997, we sold one of our paper machines at our Somerset mill for US$150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provided a longer-term horizon to our repayment profile. This qualified as an operating lease under the applicable accounting principles. We exercised an option to repurchase the paper machine earlier in January 2008. The machine has been acquired for US$75 million and the cost of the acquisition is included in the capital expenditure for the nine months ended June 2008 and is also included in property plant and machinery on the balance sheet.

Letters of Credit Discounting.  To improve our working capital, we discount certain letters of credit with ABN AMRO Hong Kong at every financial quarter end on a non-recourse basis. This program allows us to obtain financing and receive payment upon shipment of goods, based on trade transaction documents. The bank will purchase a sight bill of exchange (for sight letter of credit) or a usance bill of exchange (for usance letter of credit) at a discount in line with current market rates.

Scheck-Wechsels.  In Germany, certain banks provide a means for our customers to obtain short-term loans for the purpose of permitting early payment of trade debts owed to us in order to obtain early payment discounts. In order for one of our customers to obtain such a loan, we must sign a “Scheck-Wechsel”, which is a financial guarantee that we supply to the bank in respect of the customer loan. By signing the Scheck-Wechsel, we provide a financial guarantee to the bank of the customer. Because of the short-term nature of these loans, our credit exposure to our customer is essentially the same as for the trade receivables but we are able to accelerate collection and improve our cash flows. This financial guarantee contract falls under the scope of IAS 39 “Financial Instruments”.

This financial guarantee contract is initially recognized at fair value. There is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short-term instrument (maximum 90 days). Therefore, the fair value at inception is immaterial. Subsequently, the financial guarantee contract shall be measured at the higher of:

(i)	the amount determined in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”; and

(ii)	the amount initially recognized less any cumulative amortization.

As no default event has occurred, no provision is set up and the fair value at year end remains immaterial. However, according to IAS 37 a contingent liability of US$20 million has been disclosed in this respect.

Trade Receivables Securitization.  To improve our cash flows in a cost-effective manner, we sell between 86% and 99% of our eligible trade receivables on a non-recourse basis to special purpose entities (“SPE”) that are owned and controlled by third-party financial institutions. These SPEs are funded in the commercial paper market. The majority of these receivables are now reflected on our balance sheet with the exception of the southern Africa receivables. The funds received are reflected as interest-bearing borrowings, as further described in note 21 to our audited financial statements. This accounting treatment is in line with the strict derecognition criteria introduced through amendments to IAS 39 “Financial Instruments”.

In the southern African region the sale of receivables to iNdwa Investments Limited is not reflected on balance sheet. The key difference in the securitization program in this region is that there are no first tier loss provisions which reduce the bank’s credit risk. In this region virtually all receivables are securitized; however, we retain 15% of the credit risk on the receivables on a proportionate basis, after all recoveries, including insurance recoveries. The total amount of trade receivables sold and derecognized at June 2008 and at June 2007 amounted to US$176 million and US$141 million, respectively, and at the end of fiscal 2007 amounted to US$144 million (2006: US$107 million).

If this securitization facility was to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold. There are a number of events which may trigger termination of the facility, amongst others, an unacceptable amount of defaults; terms and conditions of the agreements not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally, however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

An impairment of accounts receivable has been recorded for any receivables which may be uncollectible. The determination of this allowance is restricted to the 15% risk retained by us.

During fiscal 2006, SD Warren (“SDW”), part of Sappi Fine Paper North America, became aware of an issue relating to its accounts receivable securitization program. Since September 2002, the sale of inter-company receivables from SDW to SD Warren Finance Company (“Finco”) had not been reflected in the Finco financial statements. The sale of inter-company receivables is required under the first step agreement between SDW, Cloquet and Finco. (In September 2002, SDW amended its securitization agreement with State Street Bank to eliminate the securitization of inter-company receivables). Though the issues had no financial or negative impact on external parties to the securitization program, it was determined that breaches of various covenants under both the first step agreement and the securitization agreement with State Street Bank existed. SDW and Cloquet received a waiver dated August 15, 2006 to address the breaches. It was determined that the omission of the sale of inter-company receivables in Finco’s financial statements required a restatement of Finco’s financial statements for fiscal 2003, 2004 and 2005. In the course of assessing the situation described above, SDW and Cloquet became aware of various other breaches of covenants under the securitization program. During fiscal 2007, SDW and Cloquet obtained waivers and amendments to the receivables purchase agreement to address these matters and to extend certain dates within the program, as further described in note 21 to our audited financial statements.

Equity Accounted Investment.  In 1998, our interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek Timberlands LLP, in exchange for cash of US$3 million and three promissory notes receivable in the aggregate amount of US$171 million. In 1999, we contributed these promissory notes to an SPE. The promissory notes were pledged as collateral for the SPE to issue bonds to investors in the amount of US$156 million. In 2001, we contributed its interest in the SPE to a limited liability company in exchange for 90% of the outstanding limited liability membership interest. All voting control of the limited liability company is controlled by an unrelated investor that has significant capital at risk and therefore has not been consolidated in our financial statements. The SPE is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk to support such a position. Our investment in the SPE is US$11 million as of June 2008.

The SPE may not be liquidated prior to repayment of the bonds it issued. The first tranche of the bonds matured in February 2007. The SPE distributed to the limited liability company the net proceeds (US$6 million) for the first repayment of the notes receivable (US$71 million) and the bonds (US$65 million). The limited liability company distributed these profits to its members. The remaining bonds mature in two further tranches in February 2009 and February 2011. We may not redeem our investment in the SPE (via its ownership interest in the limited liability company) prior to complete repayment of the bonds issued by the SPE and our investment has a subordinate interest to the payment of the outstanding bonds. We have not guaranteed the obligations of the SPE and the holders of the notes payable issued by the SPE have no recourse to us.

The SPE is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to us by isolating cash flows from the Plum Creek notes receivable. The structure was set up to raise funding using the promissory notes as collateral in a manner that would not result in either debt or the Plum Creek Timberlands LLP notes being reflected on balance sheet. This would not be the case if we monetized the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles.

Contractual Obligations

We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the audited financial statements, as well as information regarding purchase obligations. As this information is only compiled annually for statutory reporting purposes, the tables reflect those contractual obligations at the end of fiscal 2007 that could be quantified.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)	3,606	885	136	1,645	940
Capital Lease Obligations(1)	58	13	17	10	18
Operating Lease Obligations(2)	145	112	24	7	2
Purchase Obligations(3)	46	26	20	—	—
Other Long-term Liabilities Reflected on Balance Sheet(4)	384	—	—	—	—
Capital Commitments(5)	188	184	4	—	—
Group Total	4,427	1,220	201	1,662	960

(1)	Includes interest obligations to maturity to service the debt. The principal debt is US$2,599 million.

(2)	Operating leases are future minimum obligations under operating leases. Refer to note 26 of our audited financial statements.

(3)
Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to among others, timber and power).

(4)
The Other Long-Term Liabilities of US$384 million (fiscal 2006 US$472 million) on balance sheet, relate mainly to post-employment benefits, post-retirement benefits other than pensions obligations, workmen’s compensation, and other items which do not have a payment profile. Refer to note 22 of our audited financial statements.

(5)	Capital commitments are commitments for which contracts have been entered into. Refer to note 26 of our audited financial statements.

Share Buy Back

Following an initial approval of our shareholders, on December 15, 2000, of purchases by our subsidiaries of our ordinary shares, further approval to purchase was obtained at the annual general meeting of shareholders held on March 5, 2007. A special resolution granting authority to us or our subsidiaries to buy back up to 10% of our issued ordinary shares in any one year was approved. Pursuant to this approval, which was renewed at the annual general meeting of shareholders held on March 3, 2008, we or our subsidiaries may buy back ordinary shares from time to time. This authority is valid until the next annual general meeting.

No purchases of our ordinary shares were made by our subsidiaries during the nine months ended June 2008 and fiscal years 2007 and 2006. We held approximately 9.9 million treasury shares (or approximately 4.4% of our issued shares) as of June 2008. On November 6, 2008, the closing price for our shares on the JSE was ZAR58.25 per share.

In terms of the listing requirements of the JSE a company may not repurchase its shares during a closed period, which is defined as the period between the end of a financial reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement.

Dividends

In 2007, we declared dividends in respect of ordinary shares of 32 US cents per share (2006: 30 US cents per share). On November 6, 2008, we announced that the Sappi Board has approved a dividend in respect of ordinary shares of 16 US cents per share, which will be payable on all ordinary shares in issue on November 28, 2008.

Our policy is to consider dividends on an annual basis and to declare cash dividends in US Dollars. We aim to declare annual dividends, which, over time, incorporate real growth for shareholders. To this end, dividend cover in each year will vary in line with changes in the business cycle. Our current intention is to maintain a long-term average of three times dividend cover (earnings divided by dividends).

Notwithstanding our inability to meet this target in recent years, we remain committed to this policy in the longer term.

Mill Closures, Acquisitions, Dispositions, Impairment and Joint Ventures

Usutu impairment reversal.  During the first quarter of 2005 we impaired our Usutu mill. The Usutu mill is an unbleached kraft pulp mill and forms part of the Sappi Forest Products reporting segment. Due to continued losses an impairment review was conducted which led to the recognition of an impairment charge of US$50 million in 2005. During the fourth quarter of 2006 the impairment of Usutu mill was reversed, in terms of IAS 36, because, as a result of improved pulp prices, weakening of the Rand against the US Dollar, improved economic conditions and improved operational performance, profitability improved. Demand for the mill’s product has improved as international pulp prices improved and the differential between bleached and unbleached pulp prices widens resulting in unbleached capacity reverting back to bleached pulp production. The improved international pricing and improved product quality have resulted in improved pricing and the weakening of the local currency against the US Dollar is improving margins in local currency as costs are mainly local currency-denominated. The impairment reversal for 2006 was US$40 million. The mill operated normally during the nine months ended June 2008 and 2007.

Nash mill closure.  In May 2006 paper production at our Nash mill was stopped. The mill had been suffering from escalating costs, especially energy costs, which made it uncompetitive. The plant and equipment has been scrapped or transferred within our Group. The product previously manufactured at the mill is now produced elsewhere in our Group. The land and buildings were sold in 2007 and realized US$26 million pre-tax profit on disposal. The closure resulted in an impairment charge of US$2 million in fiscal 2006. An initial impairment charge of US$3 million was taken during fiscal 2005.

Restructuring.  During fiscal 2006, Sappi Fine Paper Europe undertook a major cost reduction and productivity improvement project which resulted in a significant headcount reduction of employees mainly throughout 2007. This project resulted in a restructuring charge of US$47 million in fiscal 2006. The European restructuring was completed in fiscal 2007 and has resulted in a credit to the income statement of US$7 million as certain details of the plan were refined. No material adjustments to the provision are expected in fiscal 2008.

Blackburn mill closure and cessation of production from PM 5 at Maastricht mill.  In August 2008, we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure.

On September 22, 2008 we reached an agreement with labor representatives at our Blackburn mill, pursuant to which the mill will be closed on November 12, 2008 unless a buyer can be found before that date. On October 17, 2008, production ceased at the mill. We have informed customers of the mill about the closure of the production facility in order to find alternatives within our Group to meet the needs of these customers. The sales office for Coated Fine Paper in the UK will continue operations, as will the specialties sales and marketing organization.

As a result of our review, we also intend to cease production at PM 5 at our Maastricht mill, having reached an agreement with the mill’s works council regarding such action.

We offer customers comparable products and services from our other sites in Europe and do not anticipate any supply interruption. Blackburn has an annual capacity of 120,000 tonnes of coated graphic fine paper. PM 5 at Maastricht has an annual capacity of 60,000 tonnes of specialty paper. Following the closure of our Blackburn cessation of production from PM 5 at our Maastricht mill, our coated graphic fine paper capacity will be reduced by 190,000 tonnes after giving effect to a reallocation of our products.

Muskegon impairment.  During the third quarter of fiscal 2005, we announced the impairment of our North American Muskegon mill, and recorded impairment charges of US$183 million in fiscal 2005. During the nine months ended June 2008, impairment charges of US$3 million were incurred. During fiscal 2007, impairment charges of US$2 million were incurred and during fiscal 2006 impairment charges of US$4 million were incurred.

Joint Venture with Shandong Chenming Paper Holdings Limited.  During 2004, we acquired 34% of Jiangxi Chenming Paper Company Limited (“Jiangxi Chenming”) in a joint venture with Shandong Chenming Paper Holdings Limited (“Shandong Chenming”) (51%), Moorim Paper Manufacturing Company Limited of South Korea (7.5%) and the International Finance Corporation (“IFC”) (7.5%). Our equity contribution was approximately US$60 million.

The mill has an annual capacity of 350,000 tonnes per annum light-weight coated paper machine together with a bleached thermo mechanical pulp (BCTMP) mill, de-inked pulp plant and power plant. The mill is located in Nanchang, the capital of Jiangxi Province, which is in southeast China. The mill was commissioned in August 2005. The total cost of the project is approximately US$440 million. The IFC had arranged the debt financing for the project, which is without recourse to us.

Implementation of Lereko Property Consortium (Lereko) deal.  We have received the final approval from the Minister of Land Affairs with regard to our Black Economic Empowerment transaction with Lereko Investments. In respect of this transaction, we recognized a charge to the income statement, in an amount that was not material, in June 2008.

Impairment of assets.  We have reviewed the carrying value of all our non-current assets in the nine months ended June 2008, and have determined that no impairment provision was required against any of the carrying value of our assets.

Pensions and Post-retirement Benefits Other than Pensions

We provide various post-retirement benefits to our active and retired employees worldwide, including pension, post-retirement health and other life benefits. We do not undertake full assessments of our pension schemes and post-retirement benefit liabilities (other than pension) on a quarterly basis. Accordingly, the data as of June 2008 presented below represents an estimate of the financial position of the pension schemes. Data as of September 2007 and 2006 presented below has been obtained through full assessments.

Based on approximate data as of June 2008, the underfunded status of the company’s pension plans decreased by US$43 million to a deficit of US$19 million as of June 2008 from a deficit of US$62 million as of September 2007. Post-retirement benefit liabilities (other than pension) decreased by US$2 million to US$171 million as of June 2008 from US$173 million as of September 2007.

The underfunded status of the company’s pension plans had decreased by US$166 million from the deficit of US$228 million as of September 2006 to a deficit of US$62 million as of September 2007. Post-retirement benefit liabilities (other than pension) had increased by US$9 million to US$173 million from US$164 million as of September 2006.

Benefit obligations and fair value of plan assets across the regions are as follows:

	As of
	June 2008		September 2007		September 2006
	Benefit Obligation	Fair value of plan assets	Benefit Obligation	Fair value of plan assets	Benefit Obligation	Fair value of plan assets
	(US$ in million)
Pensions	1,572	1,553	1,607	1,545	1,513	1,285
The South African Surplus Recognition Restriction	—	—	—	—	(41)	—
Post-retirement Benefits other than pensions	171	—	173	—	164	—

Actual returns for the various regional pension funds during 2007 were significantly better than actuarial projections, which improved asset levels as of September 2007. Discount rate assumptions were adjusted upwards in North American, United Kingdom and European funds, reflecting prevailing higher interest rates. The discount rate in South Africa was, however, adjusted downwards slightly, also due to prevailing market interest rates. With the effects of future accrual and experience adjustments and provisions for improved mortality in The Netherlands, this resulted in a net increase in pension liabilities of US$94 million for fiscal 2007.

Actual returns on plan assets for the various regional pension funds during the nine months ended June 2008 were mixed, compared to actuarial projections with some regions experiencing small positive returns and others experiencing small negative returns as of June 2008.

The balance sheet position as of June 2008 for each scheme was derived by rolling forward the assets and liabilities from the September 2007 year end using an established method. An allowance for assumptions as of June 2008 was accounted for in our European schemes. Tests were carried out to assess whether these roll forward calculations were reasonable. As a result of these tests, we believe that the data above would not likely be materially different if a full assessment were undertaken. The improvement in the overall balance sheet position is due to a general increase in the discount rate.

The key assumptions used in the European schemes and the tests for Southern African and North American schemes as of June 2008 and assumptions adopted in prior year ends are shown below:

	Europe			North America			South Africa
	June 2008	Sep. 2007	Sep. 2006	June 2008	Sep. 2007	Sep. 2006	June 2008	Sep. 2007	Sep. 2006
	%	%	%	%	%	%	%	%	%
Discount rate	6.00-6.40	5.10-5.75	4.50-5.00	7.10	6.30	5.75	10.5	8.25	8.50
Return on assets	5.00-6.75	5.00-6.75	5.50-6.00	8.25	8.25	8.25	9.66	9.66	10.50
Salary increase	3.00-3.50	3.00-3.50	3.00-4.00	3.75	3.50	3.50	8.3	6.24	6.00

No 1% sensitivity figures were available as of June 2008. However, as a guide, a 1% increase in discount rates would decrease the pension liability by approximately US$175 million based on September 2007 year end results and also decrease the related pension expense by approximately US$6 million per annum based on September 2007 year end results.

As stated previously, no 1% sensitivity figures were available as of June 2008. However, as a guide a 1% increase in the healthcare cost trend rates would increase the accumulated other post-retirement benefit obligation by US$14 million based on September 2007 year end results, and increase the aggregate of the service and interest cost components of net periodic other post-retirement benefit expense by US$1 million per annum based on September 2007 year end results.

The South African pension fund has been closed to new employees since 2005.

For further information, see notes 28 and 29 to our audited annual financial statements.

Insurance

We have successfully negotiated the renewal of our 2008 insurance cover at rates similar to those of 2007. We expect to renew our insurance cover on January 1, 2009 and believe rates will remain stable, provided the insurance markets are not subject to any significant upheaval. Self-insured retention for any one property damage occurrence has remained at US$25 million, with an unchanged annual aggregate of US$40 million. For property damage and business interruption insurance, cost-effective cover to full value is not readily available. However, we believe that the loss limit cover of US$1 billion should be adequate for what we have determined as the reasonably foreseeable loss for any single claim.

Critical accounting policies and estimates

Our Group financial statements have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. We constantly re-evaluate these significant factors and makes adjustments where facts and circumstances dictate. We believe that the following accounting policies are critical due to the degree of estimation required and/or the potential material impact they may have on our financial position and performance.

Asset impairments.  We periodically evaluate our long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events, such as losses being incurred, or changes in circumstances, such as changes in the pulp and paper market, indicate that the carrying amount of the asset may not be recoverable. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the assets and its eventual disposition. If the carrying amount exceeds the recoverable amount (being the greater of the discounted expected future cash flows and the net selling price of the asset) of the asset, we will recognize an impairment loss for the difference. Considerable management judgment is necessary to estimate discounted future cash flows, including an appropriate basis for making judgments and estimates as to future product pricing (we currently use RISI as a basis for determining future product pricing), raw material costs, volumes of product sold, changes in the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (weighted average cost of capital) is another sensitive input to the valuation. While every effort is made to make use of independent information and apply consistent methodology, actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

Goodwill impairment tests are performed annually to compare the fair value of each of our cash generating units to its carrying amount. Goodwill impairment testing is conducted at cash generating unit levels of our business and is based on a cash flow-based valuation model to determine the fair value of the cash generating unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the cash generating unit. In addition to the judgments described in the preceding paragraph that are necessary in estimating future cash flows, significant judgments in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considered a targeted debt and equity mix, a market risk premium and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies. Based on the results of the impairment evaluation described above, the recorded goodwill in our historical financial statements was not impaired as the fair value of each cash generating unit exceeded the carrying value.

Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

Property, plant and equipment.  Property, plant and equipment represents items that are integral to those assets that are held-for-use in the production or supply of goods or services, for rental to others, or for administrative purposes and that are expected to be used during more than one period.

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or a constructive obligation exists.

Owner-occupied investment properties and properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with our accounting policy. Depreciation commences, on the same basis as other property assets, when the assets are ready for their intended use. We currently do not hold any investment properties.

Subsequent expenditure is capitalized when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalized to the cost of the item of owner-occupied property and equipment and the part replaced is derecognized. All other expenditure is recognized in profit or loss as an expense when incurred. Management evaluates whether future economic benefits will be generated based on future projections of cash flows.

Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually. Depreciation rates for similar items of plant or equipment could vary significantly based on the location and use of the asset.

Determining the depreciable amount for an item of plant and equipment, the residual amount of the item of plant and equipment is taken into consideration. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

The following methods and rates were used during fiscal 2007 to depreciate property, plant and equipment to estimated residual values:

Land	no depreciation
Buildings	straight line 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years

Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter. Previously, the cost of assets was written off over the asset’s expected useful life, depending on the class of asset. Under IFRS these useful lives have to be reassessed annually and the depreciation charge adjusted accordingly. This process is, by its nature, dependent on certain key assumptions. Management believes that the assigned values and useful lives, including the underlying assumptions have been adequately considered and consistently applied. Different assumptions and assigned useful lives could have an impact on the reported amounts.

The gain or loss arising on the disposal or scrapping of property, plant and equipment is recognized in profit or loss in the period in which the disposal occurs.

For material items of property, plant and equipment an internal engineer is used to assist in determining the remaining useful lives and residual values. Management believes that the assigned values and useful lives, including the underlying assumptions, have been adequately considered and consistently applied. Different assumptions and assigned useful lives could have an impact on the reported amounts.

Taxation.  We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.

We then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a deferred tax asset is not recognized. In recognizing deferred tax assets the company considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged, based on reported challenges by revenue authorities of similar positions taken by other taxpayers, as well as items already raised by revenue authorities during audits, but for which resolution has not yet been reached, a valuation allowance or tax provision is raised for the tax on the probable adjustment. Management’s judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Deferred tax assets have been recognized where management believes there are sufficient taxable temporary differences or other convincing evidence that sufficient taxable profits will be available in future to realize deferred tax assets. Although the deferred tax assets which have been recognized are considered realizable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

We released a US$6 million provision in the fourth quarter of fiscal 2007 as a result of South African income tax legislation which was, in management’s judgment, substantively enacted at year end. If the legislation had not been substantively enacted a further provision of US$11 million would have had to be made in fiscal 2007.

In the nine months ended June 2008, we recorded a taxation credit of US$10 million relating to a South African taxation rate change from 29% to 28%, which was announced in February 2008. In addition, a taxation provision of US$21 million was made relating to the tax status of our Belgian coordination center, following the European Commission’s position, in November 2007, that the phase-out period for Belgian coordination centers should have ended in December 2005.

During the third quarter of 2007, we recognized a taxation credit of US$14 million related to a tax rate change in Germany. The recognition was based on our judgment that the change in the German tax rate from 38% to 30% had been substantively enacted during the quarter ended June 2007. We have subsequently concluded that the tax law change was substantively enacted on July 6, 2007, and accordingly, the impact of the tax rate change should have been reflected in our fourth quarter results. The change has no impact on our results for the year ended September 2007. However it does impact the deferred taxation and profit for the period for the quarters ended June and September 2007 and for the nine months ended June 2007.

Hedge accounting for financial instruments.  For the purposes of hedge accounting, we classify hedges into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognized asset or liability; and (b) cash flow hedges, which hedge exposure to variability in cash flows that are either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction. The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is mainly used for debt instruments to hedge interest rate and foreign currency risk exposures and for firm commitments to hedge foreign currency risk exposures. We do not currently use hedge accounting for trading transactions.

In relation to fair value hedges, which meet the conditions for hedge accounting, any gain or loss from re-measuring the hedging instrument to fair value is recognized immediately against income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized against income. Any residual ineffectiveness related to fair value hedges affects our reported net income. External market data is applied in re-measuring the hedging financial instrument.

In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in shareholders’ equity and the ineffective portion is recognized in income. The gains or losses, which are recognized directly in shareholders’ equity, are transferred to income in the same period in which the hedged transaction affects income. Any residual ineffectiveness related to cash flow hedges can affect our reported net income. External market data is applied in measuring the hedge effectiveness of the financial instrument. Hedge ineffectiveness is recognized immediately against income. We currently do not have any cash flow hedges.

Refer to note 31.5 of our audited Financial Statements for details of the fair value hedging relationships.

Plantations.  Plantations are stated at their fair value, less estimated costs to sell at the harvesting stage. The fair value of immature timber is the present value of the expected future cash flows taking into account, unadjusted current market prices, estimated projected growth over the rotation period for the existing immature timber volumes in tonnes, cost of delivery and the estimated maintenance costs through to when the timber becomes usable. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. Determining the appropriate discount rate requires significant assumptions and judgments and changes in these assumptions could change the outcomes of the plantation valuations. The standing value of mature timber is based on unadjusted current market prices and estimated timber volumes in tonnes less cost of delivery at current market prices.

The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus. In the southern African region, softwood less than eight years and hardwood less than five years is classified as immature timber. Management focuses its attention on good husbandry techniques, which include ensuring that the rotation of plantations is combined with adequate planting activities for future harvesting. The rotation periods vary from eight to eighteen years in southern Africa.

Assumptions and estimates are used in the recording of plantation volumes, maintenance cost per tonne, and depletion. Changes in the assumptions or estimates used in these calculations may affect our results, in particular, our plantation valuation and depletion costs.

A key assumption and estimation is the projected growth estimation over a period of eight to eighteen years per rotation. The inputs to our immature timber growth model are complex and involve estimations and judgments, which are regularly updated. We established a long-term sample plot network which is representative of the species and sites on which we grow trees and the measured data from these permanent sample plots are used as input in our growth estimation. Periodic adjustments are made to existing models for new genetic material.

We manage the establishment, maintenance and harvesting of our plantations on a compartmentalized basis. These comprise pulpwood and saw logs and are managed in such a way so as to ensure that the optimum fiber balance is supplied to its paper and pulping operations in southern Africa. As of June 2008, we owned approximately 369,000 (2007: approximately 369,000 and 2006: approximately 372,000) hectares of plantation and directly or indirectly managed a further approximately 166,000 (2007: approximately 184,000 and 2006: approximately 173,000) hectares established on land held by independent commercial farmers. We provide technical advice on the growing and tendering of trees which are recognized as silviculture costs in cost of sales. As of June 2008, approximately 389,000 (2007: approximately 409,000 and 2006: approximately 398,000) hectares of this land is forested with approximately 37.5 million (2007: approximately 37.3 million and 2006: approximately 38.2 million) standing tonnes of timber. Given the extent of our plantations, between 30% and 40% of these areas are measured in a three-year cycle in order to confirm the accuracy of the recorded volume changes. As we manage our plantations on a rotational basis and by implication, the respective increases by means of growth are, over the rotation period, negated by depletions for our own production or sales. Estimated volume changes, on a rotational basis, amount to approximately six million tonnes per annum.

Depletions include the fair value of timber felled, which is determined on the average method, plus amounts written off against standing timber to cover loss or damage caused by fire, disease and stunted growth, which also requires judgment and estimation. Depletions are accounted for on a cost per tonne allocation method. Tonnes are calculated using the projected growth to rotation age and are extrapolated to current age on a straight line basis.

Ruling unadjusted current market prices applied at the reporting date, as well as the assumptions that are used in determining the extent of biological transformation (“growth”), can have a significant effect on the valuation of the plantations, and as a result, the amount recorded in the income statement arising from fair value changes and growth. In addition, the discount rate applied in the valuation of immature timber has an impact as tabled below.

	Nine Months ended June 2008	Nine Months ended June 2007	2007	2006
	(US$ million)
Fair value changes:
1% increase in market prices	18	17	17	14
1% decrease in market prices	17	(17)	(17)	(14)
Discount rate (for immature timber):
1% increase in rate	(4)	(4)	(4)	(3)
1% decrease in rate	5	4	4	4
Volume assumption:
1% increase in estimate of volume	6	6	6	5
1% decrease in estimate of volume	(6)	(6)	(6)	(5)
Growth assumptions:
1% increase in rate of growth	1	1	2	1
1% decrease in rate of growth	(1)	(1)	(2)	(1)

We are exposed to financial risks arising from climatic changes, disease and other natural risks such as fire, flooding and storms and human-induced losses arising from strikes, civil commotion and malicious damage. These risks are covered by an appropriate level of insurance as determined by management. In addition, management focuses close attention to good husbandry techniques and fire-fighting methods. The plantations have an integrated management system that is certified to ISO 9001, ISO 14001, OHSAS 18001 and FSC standards.

For further information see note 11 of our audited financial statements for the year ended September 2007.

Post-employment benefits.  We account for our pension benefits and other post-retirement benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of “events” are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the income statement effects of pension benefits or post-retirement healthcare benefits are earned in, and should be expensed in, the same pattern.

Numerous estimates and assumptions are required, in the actuarial models, to determine the proper amount of pension and other post-retirement liabilities to record in our consolidated financial statements and set the expense for the next fiscal year. These include discount rate, return on assets, salary increases, healthcare cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgment when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognized in the financial statements.

Refer to notes 28 and 29 in our audited financial statements for the key assumptions, the benefit obligations and plan assets and the net periodic pension cost as of the end of September 2007 and 2006.

The impact on our future financial results in relation to post-employment benefits is dependent on economic conditions, employee demographics and investment performance. A 1% increase in discount rates would decrease the related pension liability by approximately US$175 million and the related pension expense by approximately US$6 million per annum. A 1% increase in the healthcare cost trend rates would increase the accumulated other post-employment benefit obligation by US$14 million and the aggregate of the service and interest cost components of net periodic other post-employment benefit cost by US$1 million after tax per annum.

Provisions.  Provisions are required to be recorded when we have a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Best estimates, being the amount that we would rationally pay to settle the obligation, are recognized as provisions at balance sheet date. Risks, uncertainties and future events, such as changes in law and technology, are taken into account by management in determining the best estimates.

Where the effect of discounting is material, provisions are discounted. The discount rate used is the pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgment.

The establishment and review of the provisions requires significant judgment by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation, which requires judgments as to the likelihood of future payment. All provisions are reviewed at each balance sheet date. Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that results in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down, based on the facts.

We periodically restructure our business units for productivity and business improvement initiatives and record charges for reductions in our workforce, the closure of manufacturing facilities, and other actions related thereto. These events require estimates of liabilities for employee separation payments and related benefits, equipment removal, environmental cleanup and other costs. The actual costs incurred could differ materially from those estimated at balance sheet date.

We are required to record provisions for estimated environmental liabilities, based on current interpretations of environmental laws and regulations, when expenditures are considered probable and can be reasonably estimated. These estimates reflect management assumptions and judgments as to the probable nature, magnitude and timing of required investigations, remediation and monitoring activities, changes in governmental regulations, insurance recoveries and the contributions by other potentially responsible parties. These assumptions and judgments are subject to various uncertainties which could result in estimated costs that could materially differ from the actual costs incurred.

We are required to record provisions for legal contingencies when the contingency is probable of occurring and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgments regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is, however, unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

Provisions for dismantling of property, plant and equipment are only recognized when a legal or constructive obligation arises.

Adoption of Accounting Standards in Fiscal 2008

We have adopted the following accounting standards in fiscal 2008:

IFRS 7—Financial Instruments: Disclosures and IAS 1: Presentation of financial statements: Capital disclosures

We have adopted IFRS 7 Financial Instruments: Disclosures and the associated revisions to IAS 1 Presentation of Financial Statements. As a result, the financial instrument disclosures previously required by IAS 32 Financial Instruments: Presentation and Disclosure have been replaced by those required under IFRS 7 and capital risk management disclosures have been included.

Adoption of this accounting standard has had no impact on the reported profits or financial position of our Group.

IFRIC 10—Interim financial reporting

This interpretation addresses an apparent conflict between the requirements of IAS 34—interim financial reporting and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. The interpretation concludes that an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill, or an investment in either an equity instrument or a financial asset carried at cost.

The impact of this interpretation on our group is not considered to be significant.

IFRIC 11—Group and treasury share transactions

This interpretation addresses two issues. The first is whether treasury share transactions should be accounted for as equity settled or as cash-settled share-based payment arrangements, and the second where a share-based payment transaction involves two or more entities within the same group.

The impact of this interpretation on our group is not considered to be significant.

IAS 1—Amendment to International Accounting Standard 1—Presentation of financial statements: capital disclosures

The amendment requires our group to disclose information that will enable users of its financial statements to evaluate our group’s objectives, policies and processes of managing capital.

Adoption of this accounting standard had no impact on the reported profits or financial position of our group.

Potential Impact of Future Changes in Accounting Policies

The following standards and interpretations, which have been issued but which are not yet effective and which are applicable to our Group, have not been applied in fiscal 2008:

Revised IAS 1—Presentation of financial statements

The main changes from the previous standard require that an entity must present:

●
all non-owner changes in equity (that is, “comprehensive income”)—either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income);

●
a statement of financial position (balance sheet) as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy; retrospectively or makes a retrospective restatement;

●	income tax relating to each component of other comprehensive income; and

●	reclassification adjustments relating to components of other comprehensive income.

This revised standard is effective for our September 2010 year end. We are currently assessing the impact of this standard on our group.

IFRS 8—Operating segments

This IFRS introduces the concept of an operating segment; it expands the identification criteria for segments of an entity and the measurement of segment result. This statement will allow an entity to align its operating segment reporting with the internal identification and reporting structure.

The standard first becomes applicable to our group for the financial year ending September 2010, and we are currently assessing the impact of this standard on our group.

IFRIC 12—Service concession arrangements

This interpretation clarifies the treatment of arrangements whereby a government or other body grants contracts for the supply of public services—such as roads, energy distribution, prisons or hospitals—to private operators. The objective of this IFRIC is to clarify aspects of accounting for service concession arrangements.

This interpretation first becomes applicable to our Group for the financial year ending September 2009. We are currently assessing the impact of this interpretation on our Group.

IFRIC 13—Customer loyalty programs

This interpretation addresses accounting by entities that grant loyalty awards to customers who buy other goods or services. The interpretation deals with the accounting treatment of the obligations to provide free or discounted goods or services granted under such a program.

This interpretation first becomes applicable to our Group for the financial year ending September 2009. We are currently assessing the impact of this interpretation on our Group.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement on eligible hedged items

The amendment clarifies that inflation can only be designated as a hedged risk or portion, if it is a contractually-specified portion of the cash flows of a recognized financial instrument; and the time value of a purchased option used as a hedging instrument is not a risk or portion present in a hedged item, and would cause ineffectiveness if the entire option is designated as a hedging instrument.

The amendment also clarifies that a risk-free or benchmark interest rate portion of the fair value of a fixed rate financial instrument will normally be separately identifiable and reliably measurable, and hence may be hedged.

The amendment first becomes applicable to our group for the financial year ending September 2010, and we are currently assessing the impact of this amendment on our group.

IFRIC 15 Agreements for the Construction of Real Estate

This interpretation provides guidance on when and how to apply IAS 11 Construction Contracts and IAS 18 Revenue to real estate construction agreements before construction is complete.

This interpretation first becomes applicable to our Group for the financial year ending September 2010. We are currently assessing the impact of this interpretation on our Group.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

This interpretation clarifies the accounting for net investment hedges and it provides guidance on the following issues:

●	which foreign currency risks qualify for hedge accounting, and what amount can be designated;

●	where within our Group the hedging instrument can be held; and

●	what amount should be reclassified to profit or loss when the foreign operation is disposed of.

This interpretation first becomes applicable to our Group for the financial year ending September 2009. We are currently assessing the impact of this interpretation on our Group.

Revision to IFRS 3: Business Combinations and amended IAS 27 Consolidated and Separate Financial Statements

The revision of IFRS 3 Business Combinations and amendment to IAS 27 Consolidated and Separate Financial Statements aligns some of the US accounting requirements related to business combinations with existing IFRS 3 and IAS 27.

The revised standard will only be applicable to our Group for the financial year ending September 2010. We are currently assessing the impact of this revised standard on our Group.

Quantitative and Qualitative Disclosures About Market Risk

The principal market risks (that is, the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

●	interest rates on interest bearing debt;

●	foreign exchange rates, generating translation and transaction gains and losses;

●	fair value fluctuations on financial instruments;

●	fair value fluctuations on plantations;

●	credit risk;

●	commodity prices, affecting the cost of products; and

●	discount rates for post-employment benefits.

For a detailed description of these risks, see notes 1, 2, 11, 28, 29 and 31 to our audited financial statements.

Commodity Price Risk

The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is over 100% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Other than maintaining a high level of pulp integration, no hedging techniques are applied. Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

INVESTMENT HIGHLIGHTS

Ongoing industry rationalization in Europe

Increases in new production capacity in the past have resulted in significant overcapacity in the pulp and paper industry, particularly in the European fine paper market. This overcapacity has contributed to downward pressure on product prices, despite heightened demand levels and high production operating rates. We believe that a combination of industry consolidation and capacity reductions should encourage a rationalization of the European pulp and paper industry similar to recent developments in the North American market, which should contribute to improved profitability.

A number of producers, including our European business, have announced capacity reductions in Europe amounting to approximately one million tonnes of coated woodfree paper over the next few months and representing approximately 10% of the total European capacity for fine paper. We are actively participating in this process through the planned closure of our Blackburn mill (which has recently stopped production) and cessation of production from PM 5 at our Maastricht mill. In addition, we believe that the Proposed Acquisition will contribute to the consolidation of the European pulp and paper industry and lead to improvement in the operating results of our European operations.

Efficient asset base

We own and operate what we believe are some of the lowest cost and most efficient assets in the coated fine paper sector in the world. A significant portion of our capital expenditures are designed to increase production capacity at efficient facilities, reduce costs and improve product quality. We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base, including by divesting or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects.

As part of this strategy, we have closed 14 paper machines since 1995, including the closure of our Nash mill in 2006, and we intend to close our Blackburn mill (which has recently stopped production) and cease production from PM 5 at our Maastricht mill, shifting production volumes to more efficient facilities and optimizing capacity utilization. We believe that the expected rationalization of manufacturing and synergies resulting from the integration of the Acquired Business will further enhance the efficiency of our operations.

High level of economic pulp integration and expansion of pulpwood operations

On a pro forma basis our Group is approximately 92% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp and others market sellers, in the aggregate we produce almost as much pulp as we use, making us less dependent on market supplies. In the chemical cellulose segment we have recently completed an expansion project that has significantly increased production capacity at Sappi Saiccor, the world’s largest single producer of chemical cellulose. We also intend to expand our pulpwood operations and further increase our pulp and chemical cellulose capacity. We expect to maintain a high level of economic pulp integration, which helps reduce the impact of pulp price volatility on our earnings. Two of the mills we are acquiring from M-real, Kirkniemi and Stockstadt, also have integrated pulp mills.

Leading market positions

We have achieved leading positions in our core products, in particular in the coated woodfree paper segment, by building a portfolio of premium international operating brands, and we are currently the largest producer of coated woodfree paper in the world (as measured by capacity). Our leading market positions place us in an advantageous position to benefit from the expected future growth of the coated woodfree paper segment, historically one of the fastest growing segments of the global paper industry. The Proposed Acquisition will strengthen our position in the coated woodfree market and significantly increase our presence in the coated magazine paper market.

Global presence

We believe that our existing 19 pulp and paper mills across Europe, North America and southern Africa enable us to take greater advantage of opportunities where markets are strong and reduce risk where they are weak. Our geographic diversity assists us in offsetting the effects of volatile movements of major currencies as we can benefit from imbalances in demand and relative strengths of currencies by shifting production between regions. We believe that these benefits of our geographic diversity will be increased by our expansion into Finland and Switzerland and our increased presence in Germany as a result of the Proposed Acquisition.

Focus on product innovation and customer service

One of our main strategic objectives is the further integration of our international marketing and distribution efforts, with an emphasis on meeting our customers’ requirements and expectations. We intend to enhance client relationships by continually improving service and reliability, and we will continue to focus on increasing service and efficiency, including through business-to-business interaction. We expect to continue to maintain a focus on innovation, transferring knowledge throughout our Group and implementing best-practice policies. We believe that our three research and development centers in Europe, North America and South Africa, enhance our ability to design and improve value-added products and services and to bring them to market with increased efficiency.

Index to Pro Forma Financial Statements

PRO FORMA FINANCIAL STATEMENTS

Sappi has entered into agreements (which are subject to the fulfilment of conditions precedent) to acquire the Acquired Business for a consideration of approximately EUR750 million (US$1,184 million), less any third party net debt outstanding at the date of completion and adjusted by the variation from the target net working capital of EUR235 million (US$371 million), as determined in accordance with the Master Agreement on the date of completion of the acquisition of the Acquired Business by Sappi (the “Transaction”). As of 30 June 2008 the third party net debt of the Acquired Business was EUR88 million (US$139 million) and the variation to the target net working capital was EUR13 million (US$21 million). In addition, total acquisition expenses directly attributable to the Transaction are estimated to be EUR19 million (US$30 million).

In accordance with the Master Agreement and other ancillary agreements relating to the Transaction, the aggregated purchase price, if the Transaction occurred on 30 June 2008, is calculated as follows:

	EUR’m	US$’m
Gross purchase price	750	1,184
Adjusted for:
External third party net debt	(88)	(139)
Acquisition costs	19	30
Working capital variation	13	21
	694	1,096
The purchase price will be funded as follows:
Cash (obtained from the net proceeds from the rights issue)	432	682
Newly issued Sappi shares	50	79
Interest bearing vendor loan issued to M-real	212	335
	694	1,096

In connection with the Transaction, Sappi will also enter into long term supply agreements with M-real for energy, wood and pulp and exclusive marketing agreements for the outputs of the Husum PM8 machine and the Äänekoski PM2 machine. Management believes these contracts are executed at a market rate and therefore have not been reflected as a pro forma adjustment.

The pro forma adjustments reflect the acquisition and related financing transactions. The pro forma adjustments do not give effect to any use of cash or borrowings to fund up to €18.6 million for any exercise in the rights offer in connection with the Transaction (the “Rights Offer”) by Sappi of rights corresponding to treasury shares. The unaudited pro forma condensed income statements for the year ended September 2007 and the period ended June 2008 give effect to the acquisition and related financing as if it occurred on 1 October 2006. The unaudited pro forma condensed balance sheet as at June 2008 gives effect to the acquisition and related financing as if it occurred on that balance sheet date.

Historical financial information for all periods presented has been prepared on a full carve-out basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and is presented in Euros.

The unaudited pro forma condensed financial statements have been derived using:

●
for the year ended September 2007, Sappi’s audited historical group income statement for the year ended September 2007, and the audited combined income statement of the Acquired Business for the year ended December 2007. The financial information for the Acquired Business has been converted from Euros into US dollars using the average exchange rate for the year ended December 2007 of EUR1 : US$1.3755;

●
for the nine months ended June 2008, Sappi’s unaudited condensed group income statement for the nine months ended June 2008 and the unaudited condensed combined income statements of the Acquired Business for the six months ended June 2008, and the three months ended December 2007. Financial information for the Acquired Business for the six months ended June 2008 has been converted from Euros into US dollars using the average exchange rate for the six months ended June 2008 of EUR1 : US$1.5315, and for the three months ended December 2007, have been converted from Euros into US dollars using the average exchange rate for the three months ended December 2007 of EUR1 : US$1.4556;

Index to Pro Forma Financial Statements

●
as at June 2008, Sappi’s unaudited condensed interim group balance sheet as at June 2008, and the unaudited condensed combined balance sheet of the Acquired Business as at June 2008. Financial information for the Acquired Business as at June 2008 has been converted from Euros into US dollars using Sappi’s June 2008 closing rate of EUR1 : US$1.5795.

As noted above, the pro forma adjustments reflect the acquisition and associated financing transactions. The allocation of the purchase price reflected in the unaudited pro forma condensed financial statements is preliminary. It is based on estimated fair values and estimated purchase price and eventually will be adjusted based on a complete assessment of the fair value of the net assets acquired and final purchase price. The final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. As at the date hereof, we have not completed the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of the purchase price. We have allocated the total estimated purchase price, calculated as described under “Pro forma notes”, to the assets acquired and liabilities assumed based on preliminary estimates of their fair values. A final determination of these fair values will reflect, among other things, our consideration of a final valuation based on the actual net tangible and intangible assets, such as brands, order books, customer lists and intellectual property that exist as at the closing of the acquisition. Any final adjustment will change the allocation of the purchase price, which will affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed financial statements, including a change to goodwill.

The unaudited pro forma adjustments give effect to events that are directly attributable to the acquisition and related financing, and are factually supportable. The unaudited pro forma condensed financial statements are presented for information purposes only, and do not purport to represent what our actual results of operations or financial position would have been had the acquisition and financing occurred on the dates indicated, nor are they necessarily indicative of future results of operations or financial position. In addition to the matters noted above, the unaudited condensed consolidated pro forma financial statements do not reflect the effect of:

●	anticipated synergies and efficiencies associated with combining the Sappi Group and the Acquired Business due to the adoption of best practices; and

●	movements in the US Dollar / Euro exchange rate.

The unaudited pro forma condensed financial statements should be read in conjunction with the information contained elsewhere in the Acquired Business financial statements, Sappi’s audited historical financial statements for the year ended September 2007 and the unaudited condensed combined interim financial statements for the period ended June 2008.

The directors of Sappi are responsible for the preparation of the unaudited pro forma balance sheet and income statements. The unaudited pro forma financial results have been prepared in accordance with IFRS as issued by the IASB.

Index to Pro Forma Financial Statements

UNAUDITED PRO FORMA BALANCE SHEET AS AT JUNE 2008

The unaudited pro forma balance sheet of the Sappi Group as at June 2008 has been prepared on the assumption that the Transaction was effected on 30 June 2008.

	Sappi Group As at June 2008 (A)	Acquired Business As at June 2008 (B)	Pro forma adjustments	Notes		Pro forma
	US$ million
ASSETS
Non-current assets	4,574	1,035	(85)			5,524
Property, plant and equipment	3,568	1,026	(294)	(1)		4,300
Plantations	556	—	—			556
Deferred taxation	56	—	83	(1)		139
Other non-current assets	394	9	126	(1)		529
Current assets	1,758	589	(16)			2,331
Inventories	789	206	—			995
Trade and other receivables	742	378	(11)	(1)		1,109
Cash and cash equivalents	227	5	(5)	(1)		227
TOTAL ASSETS	6,332	1,624	(101)			7,855
EQUITY AND LIABILITIES
Shareholders’ equity	1,669	989	(228)	(2)		2,430
Non-current liabilities	2,629	319	135			3,083
Interest-bearing borrowings	1,882	150	198	(1	),(3)	2,230
Deferred taxation	384	71	(51)	(1)		404
Other non-current liabilities	363	98	(12)	(1)		449
Current liabilities	2,034	316	(8)			2,342
Interest-bearing borrowings	990	71	—			1,061
Bank overdraft	22	—	—			22
Other current liabilities	946	245	(8)	(1)		1,183
Taxation payable	76	—	—			76
TOTAL EQUITY AND LIABILITIES	6,332	1,624	(101)			7,855
Number of shares in issue at balance sheet date (in millions)*	229.1					515.1
Net asset value per share (US$)	7.29					4.72
Net tangible asset value per share (US$)	7.25					4.45

*
The number of shares in issue at balance sheet date has been adjusted by 286.0 million shares representing the number of shares (net of treasury shares) to be issued as consideration for the Acquired Business (“Settlement Shares”) of EUR 50 / US$ 79 million and the Rights Offer of EUR 450 / US$711 million. The number of Settlement Shares will be 11,159,702 which is based on the volume weighted average share price of Sappi on the JSE during the 30 trading days prior to the date of the announcement of the Transaction and the average EUR / ZAR daily exchange rate for the same period. The number of Settlement Shares has been adjusted for the dilutive effect of the Rights Offer and will be adjusted for any other action by Sappi in respect of its capital with the effect of diluting the value of its shares, or otherwise disadvantaging M-real in respect of the Settlement Shares, prior to the date Sappi is required to deliver the Settlement Shares. The number of new shares was calculated as the number of shares required to satisfy the 6 for 5 rights issue raising ZAR5,815 million being the ZAR equivalent of EUR450 million at an exchange rate of 12.925.

Index to Pro Forma Financial Statements

NOTES TO THE UNAUDITED PRO FORMA BALANCE SHEET AS AT JUNE 2008

(A)	Financial information for the Sappi Group has been extracted without adjustment from Sappi’s published and unaudited condensed consolidated balance sheet as at June 2008.

(B)
The Acquired Business financial information has been extracted from the Acquired Business’s unaudited condensed combined balance sheet as at June 2008. The Acquired Business’s balance sheet was converted from Euros into US Dollars at Sappi’s June 2008 closing rate of EUR1 : US$1.5795.

We refer to the Reconciliation of the Acquired Business Balance Sheet as of June 2008 to Sappi’s presentation format below.

Pro-forma Adjustments

(1)
The estimated price for the Acquired Business is EUR750 million (US$1,184 million), which is based on the enterprise value of the Acquired Business (as defined in the Master Agreement) less third party debt and adjusted by the variation from the target net working capital of EUR235 million (US$371 million). The net debt at 30 June 2008 was EUR88 million (US$139 million) and the variation to the target net working capital was EUR13 million (US$21 million). In addition, it is estimated that the costs incurred in connection with the acquisition will be approximately EUR19 million (US$30 million), resulting in an aggregated purchase price of EUR694 million (US$1,096 million) including fees assuming an acquisition at June 2008. The actual cash and enterprise value of the Acquired Business will be determined at the date of completion of the Transaction and accordingly will vary from that used in the preparation of the pro forma financials. Any variation could have a material impact on the cost of the Acquired Business and accordingly, the purchase price allocation.

The preliminary allocation of the estimated aggregate purchase price to the fair value of the assets and liabilities acquired is summarised below:

	EUR’m	US$’m
Net assets of the Acquired Business as at June 2008	626	989
Cash and cash equivalents*	(3)	(5)
VAT receivables*	(7)	(11)
Other current liabilities*	5	8
Other non-current liabilities*	8	12
Deferred tax liability**	32	51
Intercompany debt***	87	137
Adjusted net assets as at June 2008	748	1,181
Decrease in property, plant and equipment****	(186)	(294)
Tax effect thereon	52	83
Net assets acquired	614	970
Goodwill	80	126
Aggregated purchase price	694	1,096

*	These items were included in the Acquired Business condensed carve-out balance sheet as at June 2008 but are excluded from the Master Agreement.

**
This relates to the Kirkniemi and Kangas mills. As these are asset purchases, Sappi will not be taking over the tax history of these mills and therefore has reduced the deferred tax liability balance by this amount.

***	The intercompany debt will be assumed by Sappi and settled as part of the Transaction consideration.

Index to Pro Forma Financial Statements

****
Management has preliminarily determined the fair value of the mills acquired to be less than the reported book value in the unaudited condensed combined balance sheet of the Acquired Business as of 30 June 2008.

The aforementioned purchase price allocation is preliminary. It is based on estimated fair values and eventually may require adjustment based on a complete assessment of the fair value of the net assets acquired. Any adjustments made to fair values of assets and liabilities acquired will impact on the purchase price allocation and could result in a material change to goodwill.

(2)	Adjustments to the equity balance consist of the following:

	EUR’m	US$’m
—Elimination of the Acquired Business historical equity	(626)	(989)
—Newly issued equity (a)	50	79
—Estimated additional equity from the rights offering (b)	432	682
	(144)	(228)

(a)
As described in the introduction, a portion of the consideration to purchase the Acquired Business will be funded through the issuance of shares valued at EUR50 million (US$79 million). The number of shares issued will be 11,159,702 which is based on the volume weighted average share price of Sappi on the JSE during the 30 trading days prior to the announcement of the signing of the Transaction and on the average EUR / ZAR daily closing exchange rate for the same period. The number of Settlement Shares has been adjusted for the dilutive effect of the Rights Offer and will be adjusted for any other action by Sappi in respect of its capital with the effect of diluting the value of its shares, or otherwise disadvantaging M-real in respect of the Settlement Shares, prior to the date Sappi is required to deliver the Settlement Shares. In accordance with International Financial Reporting Standards, in determining the cost of the Acquired Business, the cost of the Settlement Shares issued by Sappi will be measured at their fair value at the date of exchange, which may differ from the market price on such date due to, among other things, the Lock-Up Deed. To the extent that the price of the Settlement Shares as determined in accordance with the Master Agreement, differs from the fair value of the Settlement Shares on the date of the exchange, the cost of acquisition will vary. Any such difference could have a material impact on the cost of the Acquired Business. In the preparation of this pro forma financial information, Sappi have assumed that the fair value of the Settlement Shares equates to the market price, and that the date of exchange is 30 June 2008.

(b)
The Rights Offer is for up to EUR450 million (US$711 million), and the estimated costs are expected to be EUR18 million (US$28million). This represents the net proceeds for the issuance of these shares. The number of shares will vary based on the offer price.

(3)	This pro forma adjustment reflects the changes in the interest bearing borrowings. A reconciliation is as follows:

	EUR’m	US$’m
Interest bearing vendor loan note	250	395
Variation in respect of third party debt and working capital	(38)	(60)
Estimated net borrowings at completion date	212	335
Less: Intercompany debt per note 1 above	(87)	(137)
Pro forma adjustment	125	198

A portion of the Transaction consideration will be funded by the issue of a Vendor Note payable to M-real amounting to EUR250 million (US$395 million). The amount of this note will vary based on the final purchase price according to the variation from EUR50 million in respect of third party debt and EUR235 million in respect of the target working capital. At 30 June 2008 these variations amounted to EUR38 million (US$60 million). The vendor note has a 48 month term, repayable in tranches of EUR10 million, before expiry date and ranks pari passu with existing long term debt.

Index to Pro Forma Financial Statements

Reconciliation to Acquired Business Balance Sheet as of June 2008

The Acquired Business balance sheet presentation format differs in certain respects from that of Sappi. The table below conforms the Acquired Business balance sheet presentation as at June 2008, into Sappi’s reporting format.

	Acquired Business carve- out financial statements conformed As at June 2008 (i)	Abridging notes	Conformed presentation format (ii)
	EUR’000		US$’000
ASSETS
Non-current assets	655,449		1,035,281
Property, plant and equipment	649,531		1,025,934
Goodwill and intangibles	2,580		4,075
Other non-current assets	3,338	(iii)	5,272
Current assets	372,989		589,135
Inventories	130,572		206,238
Trade and other receivables	239,371	(iv)	378,086
Cash and cash equivalents	3,046		4,811
TOTAL ASSETS	1,028,438		1,624,416
EQUITY AND LIABILITIES
Shareholders’ equity	626,162		989,022
Non-current liabilities	202,044		319,128
Interest-bearing borrowings	95,231		150,417
Deferred taxation	44,664		70,547
Other non-current liabilities	62,149	(v)	98,164
Current liabilities	200,232		316,267
Interest-bearing borrowings	45,037		71,136
Trade and other payables	155,195		245,131
Taxation payable	—		—
TOTAL EQUITY AND LIABILITIES	1,028,438		1,624,416

(i)	Financial information for the Acquired Business has been extracted from the Acquired Business unaudited condensed balance sheet as at June 2008.

(ii)	The conformed carve-out financial statements for the Acquired Business graphic paper business have been converted from Euros to US dollars at Sappi’s June 2008 closing rate of EUR1 : US$1.5795.

Abridging notes

(iii)	This represents the aggregation of the non-current financial receivables of EUR2,100 and other non-current assets of EUR1,238.

(iv)	This represents the aggregation of the current financial receivables of EUR1,991, accounts receivable and non-interest bearing receivables of EUR237,252 and a current income tax receivable of EUR128.

(v)	This represents the aggregation of post-employment benefit obligations of EUR43,896, provisions of EUR1,810 and other non-current liabilities of EUR16,443.

Index to Pro Forma Financial Statements

UNAUDITED PRO FORMA INCOME STATEMENT OF THE SAPPI GROUP FOR THE YEAR ENDED SEPTEMBER 2007

The unaudited pro forma income statement of the Sappi Group for the fiscal year ended September 2007 has been prepared on the assumption that the transaction was effected on 1 October 2006.

US$’m	Sappi Group Year ended September 2007 (A)	Acquired Business Year ended December 2007 (B)	Pro forma adjustments	Notes	Pro forma
Sales	5,304	1,833	—		7,137
Cost of sales	4,591	1,722	(29)	(1)	6,284
Gross profit	713	111	29		853
Selling, general and administration expenses	362	119	—		481
Share of profit (loss) from associates and joint ventures	(10)	—	—		(10)
Other operating (income) expenses	(22)	(133)	—		(155)
Operating profit	383	125	29		537
Net finance costs	134	16	25		175
Finance costs	173	12	25	(2)	210
Finance revenue	(21)	(2)	—		(23)
Finance costs capitalised	(14)	—	—		(14)
Net foreign exchange gains	(13)	6	—		(7)
Net fair value loss on financial instruments	9	—	—		9
Profit (loss) before taxation	249	109	4		362
Taxation charge (benefit)	47	18	1	(3)	66
Profit (loss) for the year	202	91	3		296
Basic earnings per share (US cents)	89				58
Weighted average number of shares in issue (millions)*	227.8				513.8
Diluted earnings per share (US cents)	88				57
Weighted average number of shares on fully diluted basis (millions)*	230.5				516.5

*
The number of shares in issue at period end date has been adjusted by 286.0 million shares representing the number of shares (net of treasury shares) to be issued as consideration for the Acquired Business of EUR50 million (US$79 million) and the Rights Offer of EUR450 million (US$711 million). The number of Settlement Shares will be 11,159,702 which is based on the volume weighted average share price of Sappi on the JSE during the 30 trading days prior to the date of the announcement of the signing of the Master Agreement and the average EUR / ZAR daily exchange rate for the same period. The number of Settlement Shares has been adjusted for the dilutive effect of the Rights Offering and will be adjusted for any other action by Sappi in respect of its capital with the effect of diluting the value of its shares, or otherwise disadvantaging M-real in respect of the Settlement Shares, prior to the date Sappi is required to deliver the Settlement Shares. The number of new shares was calculated as the number of shares required to satisfy the 6 for 5 rights issue raising ZAR5,815 million being the ZAR equivalent of EUR450 million at an exchange rate of 12.925.

Index to Pro Forma Financial Statements

NOTES TO UNAUDITED PRO FORMA INCOME STATEMENT FOR THE YEAR ENDED SEPTEMBER 2007

(A)	The Sappi financial information has been extracted without adjustment from Sappi’s published audited group income statement for the year ended September 2007.

(B)
The Acquired Business financial information has been extracted from the Acquired Business unaudited condensed combined income statement for the year ended December 2007. The Acquired Business income statement was converted from Euros into US Dollars using the average exchange rate for the year ended December 2007 of EUR1 : US$1.3755. We refer to Reconciliation of Acquired Business Income Statement as of December 2007 to Sappi’s presentation format below.

Pro forma adjustments and notes

(1)	Reflects the elimination of estimated historical depreciation charges associated with the decrease in property, plant and equipment in connection with the purchase price allocation.

(2)
The pro forma adjustment related to finance costs represents the incremental interest expense associated with the financing used to partially fund the acquisition of the Acquired Business. The adjustment is calculated as follows:

	EUR’m	US$’m
Vendor note loan	23	30
Less: historical interest on debt not acquired	(4)	(5)
Pro forma adjustment	19	25

The finance costs on the vendor note payable of EUR212 million (US$335 million) has been determined based on fixed interest rates established in the vendor note agreement and calculated at 9% for the first 6 months, 12% for the next 6 months, 14% for the next 6 months and 15% thereafter.

(3)
Represents the tax effect of the pro forma adjustments described above at an estimated statutory tax rate for the combined group of 28.3%. We have applied this rate to all periods presented as we believe it is a rate indicative of our future tax rate. We have assumed that tax benefits created will be utilised to offset tax liabilities in these periods. However, our ability to utilise such assets is dependent on our taxable income and actual deferred tax liabilities. Accordingly, Sappi’s future effective tax rate may differ significantly from the rate presented in these unaudited pro forma condensed combined financial statements.

The unaudited pro forma income statement of the Sappi Group for the nine months ended June 2008 has been prepared on the assumption that the Transaction was effected on 1 October 2006.

(4)	Headline Earnings Per Share

US$’m	Sappi Group Year ended September 2007 (A)	Acquired Business Year ended December 2007 (B)	Pro forma adjustments	Notes	Pro forma
Headline earnings per share (US cents)	82				30
Calculation of Headline earnings**
Profit for the year	202				296
Profit on disposal of property, plant and equipment	(24)				(24)
Asset impairments (reversals)	2				(152)
Tax effect of above items	6				32
Headline earnings	186				152

**
Headline earnings disclosure is required by the JSE Limited. The pro forma headline earnings per share for the twelve months ended September 2007 excludes the net asset impairment reversal of EUR111 million (30 US cents) recorded by the Acquired Business.

Index to Pro Forma Financial Statements

UNAUDITED PRO FORMA INCOME STATEMENT OF THE SAPPI GROUP FOR THE
NINE MONTHS ENDED JUNE 2008

US$’m	Sappi Group Nine month period ended June 2008 (A)	Acquired Business Three month period ended December 2007 (B)	Acquired Business Six month period ended June 2008 (C)	Acquired Business Combined nine month period ended June 2008	Pro forma adjustments	Notes	Pro forma
Sales	4,344	491	967	1,458	—		5,802
Cost of sales	3,782	448	956	1,404	(22)	(1)	5,164
Gross profit	562	43	11	54	22		638
Selling, general and administration expenses	294	56	46	102	—		396
Share of profit (loss) from associates and joint ventures	(6)	—	—	—	—		(6)
Other operating (income) expenses	(15)	(155)	23	(132)	—		(147)
Operating profit	289	142	(58)	84	22		395
Net finance costs	100	7	9	16	30		146
Net interest	106	3	5	8	30	(2)	144
Finance costs capitalised	(16)	—	—	—	—		(16)
Net foreign exchange gains	(3)	4	4	8	—		5
Net fair value loss on financial instruments	13	—	—	—	—		13
Profit (loss) before taxation	189	135	(67)	68	(8)		249
Taxation charge (benefit)	55	19	(9)	10	(2)	(3)	63
Profit (loss) for the year	134	116	(58)	58	(6)		186
Basic earnings per share (US cents)	59						36
Weighted average number of shares in issue (millions)*	228.7						514.7
Diluted earnings per share (US cents)	58						36
Weighted average number of shares on fully diluted basis (millions)*	230.9						516.9

*
The number of shares in issue at period end date has been adjusted by 286.0 million shares representing the number of shares (net of treasury shares) to be issued as consideration for the Acquired Business of EUR50 million (US$79 million) and Rights Offer of EUR450 million (US$711 million). The number of Settlement Shares will be 11,159,702 which is based on the volume weighted average share price of Sappi on the JSE during the 30 trading days prior to the date of the signing of the Master Agreement and the average EUR / ZAR daily exchange rate for the same period. The number of Settlement Shares has been adjusted for the dilutive effect of the Rights Offer and will be adjusted for any other action by Sappi in respect of its capital with the effect of diluting the value of its shares, or otherwise disadvantaging M-real in respect of the Settlement Shares, prior to the date Sappi is required to deliver the Settlement Shares. The number of new shares was calculated as the number of shares required to satisfy the 6 for 5 rights issue raising ZAR5,815 million being the ZAR equivalent of EUR450 million at an exchange rate of 12.925.

(A)	The Sappi unaudited financial information has been extracted without adjustment from Sappi’s published group income statement for the period ended June 2008.

(B)
The Acquired Business financial information has been extracted from the Acquired Business unaudited condensed combined income statement for the three month period ended December 2007. The Acquired Business income statement was converted from Euros into US Dollars using the average exchange rate for the three months ended December 2007 of EUR1 : US$1.4556. We refer to Reconciliation of Acquired Business Income Statement as of December 2007 to Sappi’s presentation format below.

(C)
The Acquired Business financial information has been extracted from the Acquired Business unaudited condensed combined income statements for the six month period ended June 2008. The Acquired Business income statement was converted from Euros into US Dollars using the average exchange rate for the six months ended June 2008 of EUR1 : US$1.5315.

Index to Pro Forma Financial Statements

Pro forma adjustments and notes

(1)	Reflects the elimination of estimated historical depreciation charges associated with the decrease in property, plant and equipment in connection with the purchase price allocation.

(2)
The pro forma adjustment related to finance costs represents the incremental interest expense associated with the financing used to partially fund the acquisition of the Acquired Business. The adjustment is calculated as follows:

	EUR’m	US$’m
Vendor loan note	23	35
Less: historical interest on debt not acquired	(3)	(5)
Pro forma adjustment	20	30

The finance costs on the note payable of EUR212 million (US$335 million) has been determined based on fixed interest rates established in the vendor note agreement and calculated at 9% for the first 6 months, 12% for the next 6 months, 14% for the next 6 months and 15% thereafter.

(3)
Represents the tax effect of the pro forma adjustments described above at an estimated statutory tax rate for the combined group of 28.3%. We have applied this rate to all periods presented as we believe it is a rate indicative of our future tax rate. We have assumed that tax benefits created will be utilised to offset tax liabilities in these periods. However, our ability to utilise such assets is dependent on our taxable income and actual deferred tax liabilities. Accordingly, our future effective tax rate may differ significantly from the rate presented in these unaudited pro forma condensed combined financial statements.

(4)	Headline Earnings Per Share

US$’m	Sappi Group Nine month period ended June 2008 (A)	Acquired Business Three month period ended December 2007 (B)	Acquired Business Six month period ended June 2008 (C)	Acquired Business Combined nine month period ended June 2008	Pro forma adjustments	Notes	Pro forma
Headline earnings per share (US cents)	58						10
Calculation of Headline earnings**
Profit for the year	134						186
Profit on disposal of property, plant and equipment	(5)						(5)
Asset impairments (reversals)	3						(160)
Tax effect of above items	1						28
Headline earnings	133						49

**
Headline earnings disclosure is required by the JSE Limited. The pro forma headline earnings per share for the nine months ended June 2008 excludes the net asset impairment reversal of EUR111 million (31 cents) recorded by the Acquired Business.

Index to Pro Forma Financial Statements

Reconciliation of the Acquired Business Income Statement for the year ended December 2007

The Acquired Business income statement presentation format differs in certain respects from that of Sappi. The following table conforms the Acquired Business information for the year ended December 2007 to Sappi’s reporting format.

	EUR’000 Year ended December 2007 (i)	Abridging notes	EUR’000 Reclassifications (A),(B)	Reclassification notes	EUR’000 Conformed presentation format	US$’000 Conformed presentation format (ii)
Sales	1,332,787		—		1,332,787	1,833,249
Cost of sales	1,239,379	(a)	12,448	(1),(2)	1,251,827	1,721,888
Gross profit	93,408		(12,448)		80,960	111,361
Selling, general and administration expenses	—		86,508	(1)	86,508	118,992
Share of profit (loss) from associates and joint ventures	—		—		—	—
Other operating (income) expenses	2,571	(b)	(98,956)	(2)	(96,385)	(132,578)
Operating profit	90,837		—		90,837	124,947
Net finance costs	11,644		—		11,644	16,016
Finance costs	8,687		—		8,687	11,949
Finance revenue	(1,153)		—		(1,153)	(1,586)
Net foreign exchange gains	4,110		—		4,110	5,653
Profit before taxation	79,193		—		79,193	108,931
Taxation charge	12,740		—		12,740	17,524
Profit for the year	66,453		—		66,453	91,407

(i)	The Acquired Business financial information has been extracted from the Acquired Business audited results for the year ended December 2007.

(ii)	The conformed carve out income statement for the Acquired Business has been converted from Euros to US dollars using the average rate for the 12 months to December 2007 of EUR1 : US$1.3755.

Abridging notes

(a)
This represents the aggregation of change in stocks of finished goods and work in progress for EUR2,527, purchases of EUR919,488, external services of EUR76,123, employee costs of EUR145,579 and depreciation and amortisation cost of EUR95,662.

(b)	This represents other operating income of (EUR15,452), the impairment reversal of (EUR151,000) and other operating expenses of EUR169,923.

Reclassification notes

(A)	Financial information for the Acquired Business for the year ended December 2007 is included in the Acquired Businesses audited financial statements.

(B)
The Acquired Business income statement presentation is by nature of expense while the Sappi income statement presentation is by function. As a result certain presentation reclassifications have been performed to conform to Sappi’s presentation format. These reclassifications from cost of sales are as follows:

(1)
EUR86,508 has been reallocated to selling, general and administration expenses (SG&A). These expenses include costs such as personnel, marketing and general office expenses that are not directly related to the cost of production of goods.

(2)
(EUR98,956) has been reallocated to other operating expenses. Included in this income (expense) function are items of income or expense which are material by nature or amount to the operating results and require separate disclosure. Under Sappi’s accounting policies, such items would generally include profit and loss on disposal of property, investments and business, asset impairments (reversals), restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

Index to Pro Forma Financial Statements

Reconciliation of the Acquired Business Income Statement for the three month period ended December 2007

The Acquired Business income statement presentation format differs in certain respects from that of Sappi. The table below conforms the Acquired Business information for the three month period ended December 2007 to Sappi’s reporting format.

	EUR’000 3 month period ended December 2007 (i)	Abridging notes	EUR’000 Reclassifications (A),(B)	Reclassification notes	EUR’000 Conformed presentation format	US$’000 Conformed presentation format (ii)
Sales	337,225		—		337,225	490,865
Cost of sales	352,958	(a)	(45,392)	(1),(2)	307,566	447,693
Gross (loss) profit	(15,733)		45,392		29,659	43,172
Selling, general and administration expenses	—		38,482	(1)	38,482	56,014
Share of profit (loss) from associates and joint ventures	—		—		—	—
Other operating (income) expenses	(113,392)	(b)	6,910	(2)	(106,482)	(154,995)
Operating profit	97,659		—		97,659	142,153
Net finance costs	4,323		—		4,323	6,293
Finance costs	2,319		—		2,319	3,376
Finance revenue	(431)		—		(431)	(627)
Net foreign exchange gains	2,435		—		2,435	3,544
Profit before taxation	93,336		—		93,336	135,860
Taxation charge	13,275		—		13,275	19,323
Profit for the period	80,061		—		80,061	116,537

(i)	The Acquired Business financial information has been extracted from the Acquired Business unaudited condensed combined income statement for the three month period ended December 2007.

(ii)
The conformed carve out income statement for the Acquired Business has been converted from Euros to US dollars using the average exchange rate for the three months ended December 2007 of EUR1 : US$1.4556.

Abridging notes

(a)
This represents the aggregation of change in stocks of finished goods and work in progress for EUR11,107, purchases during the financial period of EUR234,956, external services of EUR20,217, employee costs of EUR32,750, depreciation and amortisation of EUR53,928.

(b)	This represents other operating income of (EUR5,355), the impairment reversal of (EUR151,000) and other operating expenses of EUR42,963.

Reclassification notes

(A)	Financial information for the Acquired Business for the 3 months ended December 2007 is included in the Acquired Businesses unaudited condensed results.

(B)
The Acquired Business income statement presentation is by nature of expense while the Sappi income statement presentation is by function. As a result certain presentation reclassifications have been performed to conform to Sappi’s presentation format. These reclassifications are as follows:

(1)
EUR38,482 has been reallocated to selling, general and administration expenses (SG&A). These expenses include costs such as personnel, marketing and general office expenses that are not directly related to the cost of production of goods.

(2)
EUR6,910 has been reallocated to other operating (income) expenses. Included in this income (expense) function are items of income or expense which are material by nature or amount to the operating results and require separate disclosure. Under Sappi’s accounting policies, such items would generally include profit and loss on disposal of property, investments and business, asset impairments (reversals), restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

Index to Pro Forma Financial Statements

Reconciliation of the Acquired Business Income Statement for the six month period ended June 2008

The Acquired Business income statement presentation format differs in certain respects from that of Sappi. The table below conforms the Acquired Business information for the six month period ended June 2008 to Sappi’s reporting format.

	EUR’000 6 month period ended June 2008 (i)	Abridging notes	EUR’000 Reclassifications (A),(B)	Reclassification notes	EUR’000 Conformed presentation format	US$’000 Conformed presentation format (ii)
Sales	631,239		—		631,239	966,743
Cost of sales	599,522	(a)	24,864	(1),(2)	624,386	956,247
Gross profit	31,717		24,864		6,853	10,496
Selling, general and administration expenses	—		30,106	(1)	30,106	46,107
Share of profit (loss) from associates and joint ventures	—		—		—	—
Other operating (income) expenses	69,768	(b)	(54,970)	(2)	14,798	22,663
Operating loss	(38,051)		—		(38,051)	(58,274)
Net finance costs	5,625		—		5,625	8,614
Finance costs	3,775		—		3,775	5,781
Finance revenue	(457)		—		(457)	(700)
Net foreign exchange gains	2,307		—		2,307	3,533
Loss before taxation	(43,676)		—		(43,676)	(66,888)
Taxation benefit	(5,835)		—		(5,835)	(8,936)
Loss for the period	(37,841)		—		(37,841)	(57,952)

(i)	The Acquired Business financial information has been extracted from the Acquired Business unaudited condensed results for the six month period ended June 2008.

(ii)
The conformed carve out income statement for the Acquired Business graphic paper business has been converted from Euros to US dollars using the average exchange rate for the six months ended June 2008 of EUR1 : US$1.5315.

Abridging notes

(a)
This represents the aggregation of change in stocks of finished goods and work in progress of (EUR2,919), purchases of EUR451,693, external services of EUR37,893, employee costs of EUR75,044 and depreciation and amortisation cost of EUR37,811.

(b)	This represents other operating income of (EUR14,798) and other operating expenses of EUR84,566.

Reclassification notes

(A)	Financial information for the Acquired Business for the six months ended 30 June 2008 is included in the Acquired Businesses unaudited condensed results.

(B)
The Acquired Business income statement presentation is by nature of expense while the Sappi income statement presentation is by function. As a result certain presentation reclassifications have been performed to conform to Sappi’s presentation format. These reclassification are as follows:

(1)
EUR30,106 has been reallocated to selling, general and administration expenses (SG&A). These expenses include costs such as personnel, marketing and general office expenses that are not directly related to the cost of production of goods.

(2)
(EUR54,970) has been reallocated to other operating (income) expenses. Included in this income (expense) function are items of income or expense which are material by nature or amount to the operating results and require separate disclosure. Under Sappi’s accounting policies, such items would generally include profit and loss on disposal of property, investments and business, asset impairments (reversals), restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 12, 2008

SAPPI LIMITED,

by	/s/ D.J. O’Connor
Name: D.J. O’Connor Title: Group Secretary